

03026450



ANNUAL REPORT

2003





PROCESSED
JUL 09 2003
THOMSON
FINANCIAL

REAL-WORLD STRENGTH.

STRATEGIC FOCUS.

FINANCIAL FLEXIBILITY.

THQ IS MAKING THE MOST OF THEM BOTH.

WE'RE INVESTING IN NEW LICENSED BRANDS.

INVESTING IN NEW ORIGINAL GAMES.

INVESTING IN NEW LINES OF BUSINESS.

INVESTING IN THE EMERGING WIRELESS GAME SPACE.

AND INVESTING IN OUR COMPANY.

IN SHORT, WE'RE INVESTING IN OUR FUTURE.

REAL-WORLD GROWTH.

OPERATING RESULTS

(in thousands, except per share data)	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002 Unaudited	Years Ended December 31, 2002	2001	2000	1999
Net sales	$ 66,800	$ 79,682	$480,529	$378,992	$347,003	$303,483
Net income (loss)	$ (7,686) a	$ 2,765	$ 12,994 b	$ 36,013	$ 18,189 c	$ 31,326
Earnings per diluted share	$ (0.20)	$ 0.07	$ 0.32	$ 1.01	$ 0.56	$ 0.99
Diluted shares	38,319	41,725	41,243	35,623	32,352	31,796

FINANCIAL POSITION

(in thousands, except per share data)	March 31, 2003	March 31, 2002 Unaudited	December 31, 2002	2001	2000	1999
Working capital	$286,899	$325,992	$320,588	$319,605	$110,269	$ 91,860
Total assets	$472,949	$476,735	$537,860	$487,966	$229,942	$184,057
Total liabilities	$ 76,536	$ 69,901	$128,994	$ 89,104	$ 97,817	$ 75,751
Stockholders' equity	$396,413	$406,834	$408,866	$398,862	$132,125	$108,306

See Notes to Consolidated Financial Statements.

(a) Includes a charge of $1.8 million related to the other than temporary impairment of our investment in Yuke's Co., Ltd.

(b) Includes a charge of $7.9 million, net of tax for the cancellation of 20 SKUs as well as a charge of $4.6 million, net of tax related to the settlement of a class action lawsuit and a charge of $1.1 million, net of tax related to the write-off of inventory and software development for "WWF"-branded games, and a charge of $2.8 million, net of tax related to the discontinuation of our online joint venture in the United Kingdom (Network Interactive Sports, Ltd.).

(c) Includes a charge of $5.9 million, net of tax related to a regular impaired asset review and also as a result of changing technology in the video game market.The charge consisted of costs associated with software development and related costs for products that had been discontinued or whose values were deemed unrecoverable through future undiscounted cash flows.


500
400
300
200
100
0
NET SALES
($ million)
99
00
01
02


500
400
300
200
100
0
STOCKHOLDERS' EQUITY
($ million)
99
00
01
02

Poised for Growth

TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

During 2002, THQ grew revenue substantially. We gained market share. And we outpaced the industry in a tough environment.

Video game retailers and publishers began 2002 with unbridled optimism. However, in the December quarter, with few exceptions, video game publishers reported disappointing results. THQ was among them.

We understand what happened. We've adjusted our strategy and we're pleased to report that THQ is in excellent shape to take advantage of the opportunities that lie before us.

How have we adjusted our business strategy to account for the changing environment? We've reduced our product count, trimming the weakest products in development, so we can focus our product development, sales and marketing efforts toward higher-quality titles.

Overall, our perspective hasn't changed: Video games remain a growth category. THQ is a category leader. And we are poised to grow.

We succeeded in posting 27% top-line growth in 2002, outpacing industry growth of approximately 20%. And we are committed to investing in THQ's long-term growth and success.

Brian J. Farrell
President and Chief Executive Officer

Left to Right: Peter Dille, Senior Vice President, Worldwide Marketing.
Tiffany Ternan, Senior Vice President, US Sales and Distribution.
Tim Walsh, Senior Vice President, International Publishing and Wireless.



The Power of Perspective

NEW PRODUCT DEVELOPMENT INITIATIVE

We've completed a major initiative to reorganize our product development group, placing an even stronger emphasis on product quality and timing. To make the most of our talent on a global scale, we established three separate production groups based in the US, Australia and the UK. Each group is comprised of four key teams: creative, technical, project management and quality assurance. We've also instituted a more rigorous review of products in development, with the objective of generating better games, on schedule.

We expect this initiative to yield both immediate and lasting benefits. For example, in May 2003, we released the first games from our multi-property, cross-platform agreement with Disney Interactive and Pixar Animation Studios. We delivered six high-quality *Finding Nemo* SKUs in advance of the theatrical release. Our recent industry trade show, E3, also demonstrated the impact of our product development initiative. Several of our original properties won recognition at the show, including *Full Spectrum Warrior, MX Unleashed, Sphinx and the Shadow of Set*™, *S.T.A.L.K.E.R.*™*: Oblivion Lost* and *Tak and the Power of JuJu*™.

GLOBAL BRAND MANAGEMENT

We've also reorganized our marketing organization under a product and gamer-focused Global Brand Management structure. Since our strategy is to build and maintain franchise properties with global appeal, this structure is designed to maximize market performance in all territories, creating long-term game franchises and increasing our worldwide market share.

LOOKING TOWARDS THE SWEET SPOT AND BEYOND

As we look to the future, it's important to view these measures in the context of the video game marketplace: Over the next few years, worldwide software revenues are poised for significant growth, and THQ is positioned to reap the full benefits of the mass market's arrival on game consoles. We consider this stage of the platform cycle our "sweet spot," since we have a broad portfolio of mass-market brands – including Disney and Pixar, Nickelodeon, Warner Bros. Scooby-Doo, World Wrestling Entertainment and Mattel's Hot Wheels – that play to this audience.

At the same time, we're investing in the future through our studio operations, preparing new technology and developing new properties geared to the core gamer. We now own eight studios employing approximately 300 people. In addition to launching several new original properties in fiscal 2004 and 2005, we believe the technologies we are developing will benefit THQ as we transition to the next generation of platforms in 2005-2006.





Left to Right: Jack Sorensen, Executive Vice President, Worldwide Studios.
Bill Goodmen, Senior Vice President, Human Resources.
Fred Gysi, Senior Vice President, Finance and Chief Financial Officer.
Jim Kennedy, Senior Vice President, Business and Legal Affairs.

Investing in New Licensed Brands

We view licensing as a key growth initiative and we compete aggressively for top properties. Our license partners include some of the largest content companies in the world – Nickelodeon, World Wrestling Entertainment, Disney and Pixar, Warner Bros., Mattel and others. Top content companies trust their leading brands to THQ because of our deep commitment and proven execution.

EXCLUSIVE AGREEMENT WITH DISNEY AND PIXAR

In 2002, we entered into an exclusive multi-property publishing agreement with Disney Interactive and Pixar Animation Studios to develop titles based on the next three Walt Disney Pictures Presentations of Pixar Animation Studios' Films: "Finding Nemo," "The Incredibles," and "Cars." The publishing agreement includes multiple titles per film across all key platforms and all territories worldwide. *Finding Nemo*, the first title from this relationship, was released in May 2003. Games based on "The Incredibles" are already in development and we expect them to launch in conjunction with the theatrical release during holiday 2004. With "Cars" scheduled for release during holiday 2005, we expect that this relationship will yield substantial revenue and earnings for the next several years.

CREATIVE COLLABORATION WITH NICKELODEON

There's no better example of what a strong partnership can yield in terms of business opportunity and creative innovation than *Tak and the Power of JuJu*. Our groundbreaking "game first" collaboration with Nickelodeon is scheduled for release in October 2003.

The idea for *Tak* began with a question THQ and Nickelodeon explored together: "What if we worked to establish a property in the game space first, with the express purpose of migrating it onto Nick's airwaves afterwards?"

Tak combines Nick's expertise in developing characters and storylines with THQ's ability to transform them into fun and rewarding interactive entertainment – a favorite medium for Nick's audience.

In April 2003, Nickelodeon and THQ began marketing *Tak*, employing Nickelodeon's powerful media support several months ahead of the game's release. If you are a kid living in America, chances are you will know who Tak is long before the game is launched this fall.

CREATING AN EVEN RICHER WWE EXPERIENCE

Our relationship with World Wrestling Entertainment and JAKKS Pacific also reflects a close degree of collaboration. THQ engages in a continuous dialog with the WWE to ensure that we meet player demand for games that keep pace with the WWE's fast-changing programming. This year, we're also working to make our story modes more robust than ever by bringing more outside-the-ring content into the game experience. In doing so, we're working with the WWE creative team and its writers to bring a higher level of authenticity and believability to every game. Gamers will experience these innovations in our new *WWE WrestleMania® XIX* for GameCube™, *WWE Raw® 2* for Xbox™ and *WWE SmackDown!™ Here Comes the Pain* for PlayStation®2, all due out in the second half of 2003. WWE has been a consistent multimillion-unit seller over the years, and we intend to build on this success.


Disney PIXAR
FINDING NEMO
© Disney and Pixar

DISNEY AND PIXAR FINDING NEMO

Investing in New Original Properties

While we've streamlined our lineup for fiscal 2004, building a portfolio of franchises that appeals to gamers of all ages on all relevant platforms continues to be a cornerstone of THQ's publishing strategy. Serving both core gamer and mass-market audiences has earned THQ its leading position among independent publishers and its number one ranking among independent handheld publishers.

More to the point, with a broad scope of talents and interests within our studios, and with strong licensor and third-party developer relationships, we have the resources to capitalize on a wide range of publishing opportunities.

We acquired Rainbow Studios in December 2001 and we are pleased to debut the first THQ-published game from that studio, *Splashdown®: Rides Gone Wild™*, during the summer of 2003.

While the action centers on jet skis, the setting incorporates richly themed environments from seaports to pirate ships, making *Splashdown: Rides Gone Wild* a thrill ride through a highly interactive world. Rainbow, the developer of the multimillion-unit seller *Motocross Madness* for Microsoft, is also scheduled to deliver *MX Unleashed* for us in early 2004.


Tak
and the POWER of JUJU

Augmenting our internal development efforts, we've also entered into strategic, multi-property agreements with leading independent studios.

Releasing this fall, *Sphinx and the Shadow of Set*, developed by Eurocom, marks THQ's entry into character-based action-adventure games. Inspired by the mythology of Egypt, the game allows players across a broad demographic to explore an epic tombs-and-treasure filled world. Gameplay alternates between the hero-character Sphinx and the comical puzzle-solving Mummy.

HIGH-END CONSOLE AND PC TITLES ROUND-OUT THQ'S PORTFOLIO

We are also excited to add new high-end PC and console games to THQ's portfolio. *Full Spectrum Warrior*, the first release from our agreement with console and PC game developer Pandemic Studios, is based on a light infantry-training simulator commissioned by the U.S. Army. A squad-based, tactical action game that simulates today's urban combat and peacekeeping missions, *Full Spectrum Warrior* delivers a level of realism and accuracy that has never been seen in a military-based game. It garnered more nominations than any other game at the 2003 E3 trade show, winning "Best Original Game" and "Best Simulation Game" from the "Game Critics Awards – Best of E3 2003." *Full Spectrum Warrior* is scheduled to release on Xbox™ and PC in early 2004.

In addition, our expanded outreach in Europe led us to a high-end PC game called *S.T.A.L.K.E.R.: Oblivion Lost*, developed in the Ukraine. Beyond its storyline and gameplay, the game's technology sets a new standard for this genre. The title was one of the most talked about properties at the 2003 Game Developers Conference, and we look forward to releasing *S.T.A.L.K.E.R.: Oblivion Lost* for PC in fiscal 2005.

Our strategy to compete more aggressively in the high-end PC market is also underscored by our two-property deal with Relic Entertainment, a leader in the real-time strategy genre. The first of the two projects, currently in development at Relic, is scheduled to release in fiscal 2005.

TAK AND THE POWER OF JUJU™


SPLASHDOWN
SEA-DOO




MX UNLEASHED


SPHINX
AND THE SHADOW OF SET™

Investing in New Lines of Business


FULL SPECTRUM
WARRIOR

FULL SPECTRUM WARRIOR


S.T.A.L.K.E.R.

S.T.A.L.K.E.R.™: OBLIVION LOST

BUDGET PC PROWESS

With our purchase of ValuSoft® in July 2002, we gained a strong footing in the low-cost PC game space, and we are leveraging these products into our established international distribution network. Our entry into the budget PC market also enables THQ to extend the life of our intellectual properties through additional channels. We're pleased with ValuSoft's performance to date and we look forward to growing this business.

LAYING THE GROUNDWORK FOR A WIRELESS WIN

We continued to develop our THQ Wireless™ division to capture an emerging market with significant potential for growth. We're encouraged by the growing installed base of next-generation handsets that possess the memory and processing power to deliver a great game experience. In the first quarter of 2003, these handsets numbered more than 10 million. Over the next 24 months, the number is projected to rise to 200 million.

Given our worldwide presence and our expertise in handheld games, THQ Wireless is positioned to be a top global wireless publisher. We're laying our groundwork carefully, making judicious investments and securing our market position through licensing content and partnering with the top wireless carriers worldwide.

THQ Wireless is a global operation, with carrier relationships including Orange, Vodafone and NTTDoCoMo in the highly developed European and Asia-Pacific wireless markets. In the US, THQ Wireless partners with such key players as AT&T, Sprint, Verizon and others.

In addition to building carrier relationships, we're also developing a portfolio of branded games that includes *Major League Baseball, MotoGP* and *The Simpsons*™. With its huge worldwide brand presence and broad demographic appeal, we think *The Simpsons* will be a big driver for THQ Wireless around the world.

ONGOING INTERNATIONAL GROWTH

THQ is truly a global company, and international expansion continues to support our overall growth.

Today, THQ products are sold in more than 100 countries through offices in the US, UK, Germany, France, Australia and Korea. THQ's global structure enables us to better understand the markets we serve and to tap into the best local talent. Our product development group in Europe sources and manages games compatible with the tastes and interests of the European market. From our UK office, we've sourced and will publish two brands with global potential – *Warhammer® 40,000: Fire Warrior*™ and *MotoGP2: Ultimate Racing Technology.*


MLB SLAM!

In November 2002, THQ opened an office in Korea. The Korean market for game consoles is emerging at an increasingly rapid pace. In fact, our *WWE SmackDown! Shut Your Mouth* game for PlayStation®2 climbed to the top of the sales chart in its first week. The Korean market also possesses a highly developed PC and wireless market, creating potential for our ventures in those areas.


MLB.com



MLB SLAM!™

Investing in Our Company



SPONGEBOB SQUAREPANTS™

Based on our strong cash position, the Company completed a $25 million stock buy-back and authorized a second $25 million plan in November of 2002.

In the midst of promising deals and development efforts, we have also focused on ensuring that THQ has the right management structure and people in place to meet our short- and long-term goals. Over the past six months we have accomplished this objective, significantly strengthening and broadening our management team. We enter fiscal 2004 more versatile and capable than ever.

Another change to note: Beginning this year, we have changed our fiscal year end from December to March, in recognition of the retail-oriented nature of our business, and in line with most of our competitors.

My thanks to all of THQ's employees for their continued performance and achievement, and to our stockholders and directors for their ongoing involvement and support. We firmly believe that the investments we've made have positioned THQ for continued leadership in providing quality entertainment for all audiences around the globe.

Brian J. Farrell
President and Chief Executive Officer

FINANCIAL TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements appear in a number of places in this Report, including, without limitation "Management Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and the following: changes in demand for our products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing and difficulties encountered in the integration of acquired businesses. In addition, such statements could be affected by growth rates and market conditions relating to the interactive software industry and general domestic and international economic conditions. For specific information concerning these and other such factors please see the section entitled "Risk Factors" in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The forward-looking statements contained herein speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Annual Report.

FOR MORE COMPLETE FINANCIAL INFORMATION, PLEASE REFER TO OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

You may request a copy of this report, including the financial statements and the financial statement schedule, at no cost to you, by writing or telephoning us at the following address:

Julie MacMedan
Director of Investor Relations
THQ Inc.
Tel: 818-871-5095
Email: investor@thq.com

ABOUT OUR BUSINESS

INTRODUCTION

We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2, Microsoft Xbox, Nintendo GameCube, Nintendo Game Boy Advance, PCs and wireless devices. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.

Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Our portfolio of licensed properties includes *Finding Nemo* and two future Disney/Pixar properties, *Hot Wheels*, *Power Rangers*, *Scooby-Doo*, *Sonic the Hedgehog*, *SpongeBob SquarePants*, *WWE*, as well as others.

We also develop software based on brands created by our eight internal development studios and by external developers under contract with us. Our original brands include *Red Faction*®, *Alter Echo*™, *MX* and *Summoner*®. Other than games that we release on PCs, the manufacturers[1] or their authorized vendors manufacture all of our products for us.

In North America, we market and distribute our software to customers including Wal-Mart, Toys "R" Us, Target, Best Buy, GameStop, Kay Bee Toys and other regional and national general merchandisers, discount store chains, and specialty retailers. Outside North America, we market and distribute our software to retailers in 70 countries and territories through offices in the United Kingdom, France, Germany, Australia and Korea.

We are a Delaware corporation that was re-incorporated in 1997. We were formerly incorporated in New York in 1989 under the name Trinity Acquisition Corporation, which changed its name in 1990 to T.HQ, Inc. through a merger with T.HQ, Inc., a California corporation. Our principal executive offices are located at 27001 Agoura Road, Calabasas Hills, California 91301, and our telephone number is (818) 871-5000. Our web site is at http://www.thq.com. THQ and the THQ logo are registered trademarks of THQ Inc.[2]

THE INTERACTIVE ENTERTAINMENT INDUSTRY AND TECHNOLOGY

The home interactive game market consists of software distributed on disc and cartridge media for use solely on dedicated hardware systems, and software distributed on CD-ROM discs for use on PCs. Disc media includes DVD-ROM discs for use on the Sony PlayStation 2 and Microsoft Xbox, proprietary discs for use on the Nintendo GameCube and CD-ROM discs for use on the Sony PlayStation. The Nintendo Game Boy Advance and Nintendo Game Boy Advance SP are the only current platforms that use cartridges. Until 1996, most software for dedicated platforms was sold in cartridge form. Since then, disc-based products have become increasingly popular because they have substantially greater data storage capacity and lower costs than cartridges.

The first modern platform was introduced by Nintendo in 1985 using 8-bit technology. 8-bit means that the central processing unit, or chip, on which the software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the consoles and PCs. As the technology of the hardware has advanced, the software has similarly advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios. The larger data storage capacity of disc-based media for systems such as the Sony PlayStation 2, Microsoft Xbox and the Nintendo GameCube enables them to provide richer content and longer play. This new generation of systems is based primarily on 128-bit technology. The latest hand-held platforms, Game Boy Advance and Game Boy Advance SP, use 32-bit technology.

The following table sets forth the year in which each of the manufacturers' platforms, for which we have published titles and technology, were released in the United States:

Manufacturer	Product Name	Date of U.S. Introduction	Media Format	Technology
Nintendo	NES	1985	Cartridge	8-bit
Nintendo	Game Boy	1989	Cartridge	8-bit (portable)
Sega	Game Gear	1991	Cartridge	8-bit (portable)
Sega	Genesis	1989	Cartridge	16-bit
Nintendo	SNES	1991	Cartridge	16-bit
Sega	Saturn	1995	Cartridge	32-bit
Sony	PlayStation	1995	CD-ROM Disc	32-bit
Nintendo	Nintendo 64	1996	Cartridge	64-bit
Nintendo	Game Boy Color	1998	Cartridge	16-bit (portable)
Sega	Dreamcast	1999	CD-ROM Disc	128-bit
Sony	PlayStation 2	2000	DVD-ROM Disc	128-bit
Nintendo	Game Boy Advance	2001	Cartridge	32-bit (portable)
Nintendo	GameCube	2001	Proprietary Disc	128-bit
Microsoft	Xbox	2001	DVD-ROM Disc	128-bit
Nintendo	Game Boy Advance SP	2003	Cartridge	32-bit (portable)

Sony launched the PlayStation 2, the successor to the PlayStation, in the North American market in October 2000. Nintendo launched the hand-held Game Boy Advance platform in June 2001 and the GameCube platform in November 2001. Microsoft launched the Xbox in November 2001. Nintendo launched the Game Boy Advance SP, which is a front-lit screen version of their Game Boy Advance platform, in March 2003. Software for each new platform requires different standards of design and technology to fully exploit the platform's capabilities. The introduction of new platforms also requires that game developers devote substantial additional resources to product design and development.

CONCENTRATION OF SALES

Some of our individual titles make up a substantial portion of our gross sales. The following includes games that generated more than 10% of our gross sales during the three months ended March 31, 2003 and the years ended 2002, 2001 and 2000:

- In the three months ended March 31, 2003, no title generated more than 10% of our gross sales.
- In 2002, *WWE SmackDown! Shut Your Mouth* for the Sony PlayStation 2 was the only title to generate more than 10% of our gross sales at 10.8%.
- In 2001, *WWF SmackDown! "Just Bring It"* for the Sony PlayStation 2 was the only title to generate more than 10% of our gross sales at 14.6%.
- In 2000, *WWF SmackDown!* and *WWF SmackDown! 2: Know Your Role* for the Sony PlayStation and *WWF No Mercy* for the Nintendo 64 generated more than 10% of our gross sales at 16.9%, 16.0% and 15.5% of gross sales, respectively.

Our sales are made directly to retailers and independent distributors. We distribute our games primarily to mass merchandisers and national retail chain stores, including Wal-Mart (representing 24.7% of gross sales in the three months ended March 31, 2003 and 16.4% of gross sales in the twelve months ended December 31, 2002) and Toys "R" Us (representing 10.8% of gross sales in the three months ended March 31, 2003 and 12.6% of gross sales in the twelve months ended December 31, 2002). Some of our other retailers include Target, Best Buy, GameStop and Kay Bee Toys. Sales to our ten largest customers collectively accounted for approximately 67.3% in the three months ended March 31, 2003 and 63.9% of our gross sales in each of the twelve months ended December 31, 2002 and 2001. We do not have any written agreements or other understandings with any of our customers that relate to their future purchases, so our customers may terminate their purchases from us at any time.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock is quoted on the NASDAQ National Market under the symbol "THQI." The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock as reported by the NASDAQ National Market:

Closing Sales Prices	High	Low
2003		
Three-Month Transition Period	14.18	11.15
2002		
First Quarter	34.79	26.29
Second Quarter	36.17	28.05
Third Quarter	27.79	19.82
Fourth Quarter	23.17	12.22
2001		
First Quarter	25.92	14.96
Second Quarter	39.75	23.17
Third Quarter	39.81	26.03
Fourth Quarter	42.19	27.49

The last reported price of our common stock on June 2, 2003, as reported by NASDAQ National Market, was $14.45 per share.

HOLDERS

As of June 2, 2003 there were approximately 296 holders of record of our common stock.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the future. Our principal banking agreement provides that we will not pay any cash dividends.

SECURITIES ISSUED IN PRIVATE TRANSACTIONS

None.

CHANGES IN SECURITIES AND USE OF PROCEEDS

On November 21, 2002, we announced that our Board of Directors authorized the repurchase of up to $25.0 million of our common stock from time to time on the open market or in private transactions. As of March 31, 2003, we repurchased approximately 568,000 shares of our common stock for $7.8 million.

SELECTED CONSOLIDATED FINANCIAL DATA

This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

STATEMENT OF OPERATIONS DATA

	Three Months Ended March 31,		Years Ended December 31,				
(In thousands, except per share data)	2003(a)	2002 Unaudited	2002(b)	2001	2000(c)	1999	1998(d)
Net sales	$66,800	$79,682	$480,529	$378,992	$347,003	$303,483	$216,716
Costs and expenses:							
Cost of sales	26,378	33,680	185,593	154,898	140,699	134,563	100,019
License amortization and royalties	5,576	7,064	40,476	33,144	34,675	28,858	19,390
Software development amortization	12,018	10,800	83,698	35,144	42,875	19,512	28,740
Product development	9,730	7,646	38,572	21,154	19,151	15,511	8,925
Selling and marketing	14,294	9,759	66,443	46,745	42,446	35,440	20,326
Payment to venture partner	644	1,572	10,146	8,673	17,707	6,119	—
General and administrative	7,611	6,059	31,117	25,090	19,530	14,970	10,107
In-process research and development	—	—	—	—	—	—	7,232
Total costs and expenses	76,251	76,580	456,045	324,848	317,083	254,973	194,739
Income (loss) from operations	(9,451)	3,102	24,484	54,144	29,920	48,510	21,977
Interest income, net	878	1,322	5,277	2,572	1,323	1,109	819
Other expenses	(2,403)	—	(10,006)	—	—	—	—
Income (loss) before income taxes	(10,976)	4,424	19,755	56,716	31,243	49,619	22,796
Income taxes	(3,290)	1,659	6,761	20,703	13,054	18,293	9,343
Net income (loss)	$ (7,686)	$ 2,765	$ 12,994	$ 36,013	$ 18,189	$ 31,326	$13,453
Net income (loss) per share — basic	$ (0.20)	$ 0.07	$ 0.33	$ 1.10	$ 0.60	$ 1.10	$ 0.50
Net income (loss) per share — diluted	$ (0.20)	$ 0.07	$ 0.32	$ 1.01	$ 0.56	$ 0.99	$ 0.42
Shares used in per share calculation — basic	38,319	39,067	39,203	32,717	30,136	28,560	26,894
Shares used in per share calculation — diluted	38,319	41,725	41,243	35,623	32,352	31,796	31,844

BALANCE SHEET DATA

	Three Months Ended March 31,		Years Ended December 31,				
(In thousands)	2003	2002 Unaudited	2002	2001	2000	1999	1998
Working capital	$286,899	$325,992	$320,588	$319,605	$110,269	$ 91,860	$ 48,342
Total assets	$472,949	$476,735	$537,860	$487,966	$229,942	$184,057	$128,218
Lines of credit	$ —	$ —	$ —	$ —	$ 15,473	$ 16,702	$ 9,909
Stockholders' equity	$396,413	$406,834	$408,866	$398,862	$132,125	$108,306	$ 62,065

Notes:

The table above reflects the May 1999 pooling of interests with PCP&L, the December 1999 pooling of interests with GA and the August 2000 pooling of interests with Volition. All prior period information has been restated accordingly.

(a) Net income includes a charge of $1.8 million due to the other than temporary impairment of our investment in Yuke's Co., Ltd. (See — "Note 8 — Other Long-Term Assets). We also changed our fiscal year end from December 31 to March 31, effective January 1, 2003.

(b) Net income includes a charge of $7.9 million, net of tax for the cancellation of 20 SKUs as well as a charge of $4.6 million, net of tax related to the settlement of a class action lawsuit (See — "Item 3. Legal Proceedings") and a charge of $1.1 million, net of tax related to the write-off of inventory and software development for "WWF"-branded games that we had been prevented from shipping pursuant to an action by the World Wide Fund for Nature against World Wrestling Entertainment, Inc. (See — "Item 3. Legal Proceedings") and a charge of $2.8 million, net of tax related to the discontinuation of our online joint venture in the United Kingdom (Network Interactive Sports, Ltd.).

(c) Net income includes a charge of $5.9 million, net of tax related to a regular impaired asset review and also as a result of changing technology in the video game market. The charge consisted of costs associated with software development and related costs for products that had been discontinued or whose values were deemed unrecoverable through future undiscounted cash flows.

(d) Net income includes a charge of $7.2 million, net of tax for in-process research and development in connection with the acquisition of Game FX.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGE IN FISCAL YEAR

On February 13, 2003, we announced that the Board of Directors approved a change of our fiscal year end from December 31 to March 31, effective January 1, 2003. This change resulted in a three month transitional reporting period ended March 31, 2003. This discussion compares: (i) the three months ended March 31, 2003 with the three months ended March 31, 2002; (ii) our fiscal year 2002 (twelve months ended December 31, 2002) with fiscal year 2001; and (iii) our fiscal year 2001 with fiscal year 2000.

CRITICAL ACCOUNTING POLICIES

The Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The policies discussed below are considered by management to be critical because they are both important to the portrayal of our financial condition and results of operations and their application places the most significant demands on management's judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that actual results may differ materially from these estimates under different assumptions or conditions.

Allowances for price protection, returns and doubtful accounts. We derive revenues from sales of packaged software for video game systems and personal computers, sales of software and services for wireless devices and from licensing software. Product revenue is recognized net of allowances for price protection and returns and various customer discounts. We typically only allow returns for our personal computer products. We may decide to provide price protection or allow returns for our video game system and personal computer products after we analyze: i) inventory remaining in the retail channel, ii) the rate of inventory sell through in the retail channel, and iii) our remaining inventory on hand. We maintain a policy of giving credits for price protection and returns, but do not give cash refunds.

We establish sales allowances based on estimates of future price protection and returns with respect to current period product revenue. We analyze historical price protection granted, historical returns, current sell through of retailer and distributor inventory of our products, current trends in the video game market and the overall economy, changes in customer demand and acceptance of our products, and other related factors when evaluating the adequacy of the price protection and returns allowance. In addition, management monitors the volume of our sales to retailers and distributors and their inventories, because substantial overstocking in the distribution channel can result in the requirement for substantial price protection or high returns in subsequent periods. In the past, actual price protection and returns have not generally exceeded our reserves. However, actual price protection and returns in any future period are inherently uncertain as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing products. While management believes it can make reliable estimates for these matters, if we changed our assumptions and estimates, our price protection and returns reserves would change, which would impact the net revenue we report. In addition, if actual price protection and returns were significantly greater than the reserves we have established, the actual results of our reported net sales would decrease. Conversely, if actual price protection and returns were significantly less than our reserves, our reported net sales would increase.

Similarly, management must use significant judgment and make estimates in connection with establishing allowances for doubtful accounts in any accounting period. Management analyzes customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Material differences may result in the amount and timing of our bad debt expense for any period if management made different judgments or utilized different estimates. If our customers experience financial difficulties and are not able to meet their ongoing financial obligations to us, our results of operations may be adversely impacted.

For the three months ended March 31, 2003 and 2002 (unaudited) and the years ended December 31, 2002, 2001 and 2000, we recorded allowances for future price protection, returns and doubtful accounts of approximately $10.0 million, $12.3 million, $69.6 million, $47.4 million and $35.4 million, respectively, during such periods. As of March 31, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000, our aggregate reserves against accounts receivable for price protection, returns and doubtful accounts were approximately $43.4 million, $35.1 million, $59.9 million, $40.6 million and $31.5 million, respectively.

Licenses. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (licenses) and as a liability (accrued royalties) at the contractual amount upon execution of the contract when no significant performance remains with the licensor. When significant performance remains with the licensor, we record royalty payments as an asset (licenses) when actually paid rather than upon execution of the contract. Royalty payments for intellectual property licenses are classified as current assets and current liabilities to the extent such royalty payments relate to anticipated sales during the subsequent year and long-term assets and long-term liabilities if such royalty payments relate to anticipated sales after one year.

Licenses are expensed to license amortization and royalties at the higher of (i) the contractual royalty rate based on actual net product sales or (ii) the ratio of current units sold to total projected units sold. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to license amortization and royalties. See — "*Long-Lived Assets*" below. If actual revenues, or revised forecasted units, fall below the initial forecasted units, the charge to license amortization and royalties may be larger than anticipated in any given quarter. As of March 31, 2003, the net carrying value of our licenses was $35.4 million. If we were required to write off licenses, due to changes in market condition or product quality, our results of operations could be materially adversely affected.

Software Development. We utilize both independent software developers and internal development teams to develop our software. We account for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. We evaluate technological feasibility on a product-by-product basis. Amounts related to software development for which technological feasibility is not yet met are charged immediately to product development expense. We capitalize the milestone payments made to independent software developers and the direct payroll costs for our internal development teams.

Capitalized software development is expensed to software development amortization at the higher of (i) the contractual rate based on actual net product sales or (ii) the ratio of current units sold to total projected units sold. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these costs to software development amortization. See — *"Long-Lived Assets"* below. If actual revenues, or revised forecasted units, fall below the initial forecasted units, the charge to software development amortization may be larger than anticipated in any given quarter. As of March 31, 2003, the net carrying value of our software development was $57.5 million. If we were required to write off software development, due to changes in market condition or product quality, our results of operations could be materially adversely affected.

Goodwill. In conjunction with the implementation of the new accounting rules for goodwill as of the beginning of 2002, we completed a goodwill impairment review. According to our accounting policy, we also performed an annual review during the quarter ended June 30, 2002, and in both reviews we found no impairment. We will perform a similar review in the quarter ended June 30, or more frequently if indicators of potential impairment exist. Our impairment review process is based on a discounted future cash flow approach that uses our estimates of revenue for the reporting units, driven by assumed success of our products and product release schedules, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage the underlying businesses. We performed similar impairment tests for indefinite lived intangible assets and found no impairment. The success of our products is affected by the ability to accurately predict which platforms and which products we develop will be successful. Also, our revenues and earnings are dependent on our ability to meet our product release schedules. Due to these and other factors described in the subsection entitled "Risk Factors" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" we may not realize the future net cash flows necessary to recover our goodwill.

Based on these judgments and assumptions, management determines whether we need to take an impairment charge to reduce the value of the goodwill and indefinite lived intangible assets stated on our balance sheet to reflect their estimated fair values. Judgments and assumptions about future values are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner or use of the acquired assets or the strategy of our overall business and significant underperformance relative to expected historical or projected future operating results. Although we believe the judgments and assumptions management has made in the past have been reasonable and appropriate, there is nonetheless a high degree of uncertainty and judgment involved. We continue to encounter the risks and difficulties faced with launching or acquiring a new business. When the business is a development studio, we look for ways to maximize the talent and intellectual property within the studio. We make judgments and assumptions as to the commercial success and quantity of games developed by a particular studio. Different judgments and assumptions could materially impact our reported financial results. For example, if we do not develop games with the same commercial success or the same number of games as we have estimated, we may need to take an impairment charge against goodwill in the future. More conservative assumptions of the anticipated future benefits from these businesses would result in greater impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions would result in smaller impairment charges and higher net income.

Long-Lived Assets. We evaluate long-lived assets, including but not limited to licenses, software development, property and equipment and identifiable intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider in deciding when to perform an impairment review include significant under-performance of a product or platform in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of the assets are measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Judgments and assumptions about future values are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner or use of the acquired assets or the strategy of our overall business and significant underperformance relative to expected historical or projected future operating results. Although we believe the judgments and assumptions management has made in the past have been reasonable and appropriate, there is nonetheless a high degree of uncertainty and judgment involved. More conservative assumptions of the anticipated future cash flows from these assets would result in greater impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions would result in smaller impairment charges and higher net income.

We also make judgments about the remaining useful lives of long-lived assets. When we determine that the useful lives of assets are shorter than we had originally estimated, and there are sufficient cash flows to support the carrying value of the assets, we accelerate the rate of depreciation charges in order to fully depreciate the assets over their new shorter useful lives.

Income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposures in each jurisdiction including the impact, if any, of additional taxes resulting from tax examinations as well as making judgments regarding the recoverability of deferred tax assets. To the extent recovery of deferred tax assets is not likely based on our estimation of future taxable income in each jurisdiction, a valuation allowance is established. Tax exposures can involve complex issues and may require an extended period to resolve. The estimated effective tax rate is adjusted for the tax related to significant unusual items. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.

Recently Issued Accounting Pronouncements. In November 2002, FASB issued Interpretation ("FIN") No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have an impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation -Transition and Disclosure."* This statement amends SFAS No. 123, to provide alternative methods of voluntary transition to change to the fair value based method of accounting for stock-based employee compensation. Additionally, this statement amends disclosure requirements of accounting for stock-based employee compensation and the effect of the method used on reported results. Currently, we do not expect to adopt the fair value based method of accounting for stock-based employee compensation under SFAS No. 123. We have adopted the new disclosure requirements of SFAS No. 148 as included in the Summary of Significant Accounting Policies, Stock-Based Compensation.

In May 2003, the FASB issued SFAS No. 149, *"Derivative Instruments."* This statement amends SFAS No. 133, by requiring that contracts with comparable characteristics be accounted for in a similar fashion. In particular, the Statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an underlying to conform it to language used in FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*; and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We are currently evaluating the provisions of SFAS No. 149 and have not determined the impact, if any, they will have on our financial statements.

In May 2003, the FASB issued SFAS No. 150 *"Accounting for Financial Instruments with the Characteristics of Both Liabilities and Equities"*. SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity's other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity's equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer's shares be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for other instruments at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the provisions of SFAS No. 150 and have not determined the impact, if any, they will have on our financial statements.

RESULTS OF OPERATIONS

Comparison of the Three Months Ended March 31, 2003 to the Three Months Ended March 31, 2002

Sales by Platform

The following table sets forth our net sales by platform as a percentage of sales for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,	
Platform Revenue Mix	2003	2002
Sony PlayStation 2	37.2%	12.1%
Sony PlayStation	10.1	11.7
Microsoft Xbox	1.8	21.1
Nintendo Game Boy Advance	26.7	35.7
Nintendo Game Boy Color	2.1	8.6
Nintendo Game Cube	5.3	1.5
Nintendo 64	—	0.4
PC	15.4	7.2
Other	1.4	1.7
	100.0%	100.0%

The following table sets forth our net sales by platform for the three months ended March 31, 2003 and 2002:

	Net Sales for the Three Months Ended			
(In thousands)	March 31, 2003	March 31, 2002	Increase/(Decrease)	% Change
Sony PlayStation 2	$24,818	$ 9,620	$ 15,198	158.0%
Sony PlayStation	6,716	9,332	(2,616)	(28.0)%
Microsoft Xbox	1,195	16,776	(15,581)	(92.9)%
Nintendo Game Boy Advance	17,799	28,451	(10,652)	(37.4)%
Nintendo Game Boy Color	1,432	6,887	(5,455)	(79.2)%
Nintendo Game Cube	3,538	1,178	2,360	200.3%
Nintendo 64	—	336	(336)	(100.0)%
PC CD-ROM	10,258	5,769	4,489	77.8%
Other	1,044	1,333	(289)	(21.7)%
Net Sales	$66,800	$79,682	$(12,882)	(16.2)%

Sony PlayStation 2 Net Sales

We had two new releases of PlayStation 2 titles in the three months ended March 31, 2003 whereas we had one new PlayStation 2 release in the three months ended March 31, 2002. Titles for PlayStation 2 released in the three months ended March 31, 2003 were *Pride* FC and *WWE Crush Hour*. The only title for PlayStation 2 released in the same period of 2002 was *Tetris Worlds*. We had continued strong sales of back catalog titles such as *WWE SmackDown! Shut Your Mouth, SpongeBob SquarePants Revenge of the Flying Dutchman* and *Scooby-Doo! Night of 100 Frights* in the three months ended March 31, 2003.

Sony PlayStation Net Sales

We did not release any PlayStation products in the three months ended March 31, 2003 or in the three months ended March 31, 2002. We do not anticipate releasing any new PlayStation products in the future, due to the transition to PlayStation 2. We do not anticipate that this will have a material effect on our overall net sales because of the increase in PlayStation 2 net sales and the continued demand for our current PlayStation catalog titles in the children's genre.

Microsoft Xbox

We did not release any Xbox titles in the three months ended March 31, 2003, whereas we released two new Xbox titles in the three months ended March 31, 2002 including *WWF Raw*.

Nintendo Game Boy Advance Net Sales

We released two new Game Boy Advance titles in the three months ended March 31, 2003, *Sonic Advance 2* and *GT Advance 3*, whereas we released seven Game Boy Advance titles during the three months ended March 31, 2002, including *Sonic Advance, Baseball Advance, MotoGP* and *Columns Crown*.

Nintendo Game Boy Color Net Sales

We did not release any Game Boy Color products in the three months ended March 31, 2003 or in the three months ended March 31, 2002. We do not anticipate releasing any new Game Boy Color products in the future, due to the transition to Game Boy Advance. We do not anticipate that this will have a material effect on our overall net sales because of the increase in Nintendo Game Boy Advance net sales.

Nintendo GameCube Net Sales

We released two GameCube titles in the three months ended March 31, 2003, *Summoner 2* and *WWE Crush Hour*. We released one new GameCube title in the three months ended March 31, 2002.

PC CD-ROM Net Sales

We released 15 PC titles published from our ValuSoft division in the three months ended March 31, 2003 whereas we only released two PC titles in the three months ended March 31, 2002. The increase in PC CD-ROM titles released and net sales for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 is attributed to the acquisition of ValuSoft.

Sales by Territory

The following table sets forth, for the three months ended March 31, 2003 and 2002, our net sales for the North America and international territories:

	Net Sales for the Three Months Ended			
(In thousands)	March 31, 2003	March 31, 2002	Increase/(Decrease)	% Change
North America	$56,649	$56,540	$ 109	0.2%
International	10,151	23,142	(12,991)	(56.1)%
Net Sales	$66,800	$79,682	$(12,882)	(16.2)%

North America Net Sales

Our net sales during the three months ended March 31, 2003 remained constant from the three months ended March 31, 2002. During the quarter, we released six new SKUs, including *Pride* FC for PlayStation 2 and *Sonic Advance 2* for Game Boy Advance as compared to 16 releases in the three months ended March 31, 2002. A higher proportion of our net sales for the three months ended March 31, 2003 is also attributed to sales of catalog titles, including continued strong sales of our *SpongeBob* and *WWE* brands as compared to the same period in 2002.

Two of our key genres, wrestling and children's, are best suited to the broader demographic which occurs as the hardware platforms reach a larger installed base. Based on the higher installed base of all four hardware platforms, particularly PlayStation 2 and Xbox, and our increasing product line, we believe that our net sales in North America should increase in our fiscal year ending March 31, 2004.

International Net Sales

Net sales in the international territories decreased for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002. This decline in net sales resulted from no new releases during the three months ended March 31, 2003 as compared to six new releases during the three months ended March 31, 2002 including *MotoGP, Fila Decathlon* and *Tetris Worlds*. We expect our international net sales to increase at a faster rate in our fiscal year ending March 31, 2004 as we release new products in the international markets and as the hardware platforms reach a larger installed base.

Costs and Expenses, Interest Income, net, Other Expenses and Income Taxes

Information about our costs and expenses, interest income, net, other expenses and income taxes for the three months ended March 31, 2003 and 2002 is presented below:

Percent of Net Sales	Three Months Ended March 31, 2003	2002
Costs and expenses:		
Cost of sales	39.5%	42.3%
License amortization and royalties	8.3	8.9
Software development amortization	18.0	13.5
Product development	14.6	9.6
Selling and marketing	21.4	12.2
Payment to venture partner	1.0	2.0
General and administrative	11.4	7.6
Total costs and expenses	114.2	96.1
Income (loss) from operations	(14.2)	3.9
Interest income, net	1.3	1.7
Other expenses	(3.6)	—
Income (loss) before income taxes	(16.5)	5.6
Income taxes	(4.9)	2.1
Net income (loss)	(11.6)%	3.5%

Cost of Sales

Cost of sales as a percentage of net sales decreased for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 as a result of a larger portion of net sales during the three months ended March 31, 2002 of Game Boy Advance games which carry higher manufacturing costs than disc based products. We expect our cost of sales to decrease as a percentage of net sales in our fiscal year ending March 31, 2004 due to an expected higher percentage of sales in such period of higher-margin disc-based products.

License Amortization and Royalties

License amortization and royalties decreased in absolute dollars and decreased slightly as a percentage of net sales for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 primarily because our new releases have lower overall royalty rates than the titles that were released in the March 31, 2002 period. This decrease was also due to the sale of titles published by ValuSoft. ValuSoft products carry lower license rates compared to our standard console and PC CD-ROM products.

Software Development Amortization

Software development amortization increased as a percentage of net sales for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 primarily due to lower than anticipated sales of *WWE Crush Hour* and *Pride* FC which resulted in higher than average amortization rates during the three months ended March 31, 2003.

Product Development

Product development expenses increased in absolute dollars and as a percentage of net sales for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002. This increase is primarily due to the costs incurred by the new development studios, Outrage and Cranky Pants, and by ValuSoft. We also increased the number of personnel in our corporate product development department to support the increased number of SKUs under development and our increased emphasis on product quality, thereby contributing to the higher product development expenses in 2003.

Selling and Marketing

Selling and marketing expenses increased by $4.5 million and have increased as a percentage of net sales for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002. The increase in selling and marketing expenses is primarily due to an increase in television media expenditures for *Pride* FC which generated lower sales than anticipated and higher promotional support for *Disney/Pixar's Finding Nemo* which was released in May 2003. We expect sales and marketing expenses to be approximately 16% of net sales for the fiscal year ended March 31, 2004.

Payment to Venture Partner

The payment to JAKKS has decreased as a percentage of total net sales for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 primarily due to *WWE Raw* which was released in the three months ended March 31, 2002. The release of the next *WWE* wrestling title will be in fiscal 2004.

General and Administrative

General and administrative expenses increased by $1.6 million due to the addition of ValuSoft's general and administrative expenses and the additional expenses required for Wireless operations. We also increased the number of personnel in our international territories to support the increased number of SKUs expected to be released in those territories.

Interest Income, net

Interest income, net decreased for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002 due to lower interest rates and lower average cash, cash equivalents and short-term investment balances.

Other Expenses

Other expenses includes a $1.8 million write-down of our long-term investment in Yuke's Co., Ltd.'s due to an other than temporary decline in the market value of the investment. (See — "Note 8 — Other Long-Term Assets") Fair value was determined by using the closing price on the Japanese stock market at March 31, 2003. We believe that this decline in market value is due to the decline in the overall Japanese stock market. We also had realized losses on other short-term investments of approximately $550,000.

Income Taxes

The effective tax rate for the three months ended March 31, 2003 was 30.0% and the effective tax rate for the three months ended March 31, 2002 was 37.5%. This decrease in the effective tax rate is due primarily to the other than temporary impairment of our long-term investment in Yuke's Co., Ltd., which is not deductible for tax purposes. We expect our effective tax rate for our fiscal year ending March 31, 2004 to be approximately 37%.

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Sales by Platform

The following table sets forth our net sales by platform as a percentage of sales for the years ended December 31, 2002 and 2001:

	Years Ended December 31,	
Platform Revenue Mix	2002	2001
Sony PlayStation 2	34.8%	29.2%
Sony PlayStation	7.8	15.9
Microsoft Xbox	7.1	1.4
Nintendo Game Boy Advance	24.9	22.1
Nintendo Game Boy Color	5.4	16.5
Nintendo Game Cube	10.2	—
Nintendo 64	0.1	4.5
PC	9.4	9.7
Other	0.3	0.7
	100.0%	100.0%

The following table sets forth our net sales by platform for the years ended December 31, 2002 and 2001:

	Net Sales for the Years Ended			
(In thousands)	December 31, 2002	December 31, 2001	Increase/(Decrease)	% Change
Sony PlayStation 2	$167,032	$110,642	$ 56,390	51.0%
Sony PlayStation	37,270	60,340	(23,070)	(38.2)%
Microsoft Xbox	34,143	5,111	29,032	568.0%
Nintendo Game Boy Advance	119,614	83,830	35,784	42.7%
Nintendo Game Boy Color	26,185	62,569	(36,384)	(58.2)%
Nintendo Game Cube	49,004	—	49,004	N/A
Nintendo 64	277	17,097	(16,820)	(98.4)%
PC CD-ROM	45,046	36,814	8,232	22.4%
Other	1,958	2,589	(631)	(24.4)%
Net Sales	$480,529	$378,992	$101,537	26.8%

Sony PlayStation 2 Net Sales

We had 12 new releases of PlayStation 2 titles in 2002 whereas we had five new PlayStation 2 releases in 2001. Key titles for PlayStation 2 released in 2002 include *Red Faction II, Scooby-Doo! Night of 100 Frights, SpongeBob SquarePants: Revenge of the Flying Dutchman, Summoner 2* and *WWE SmackDown! Shut Your Mouth*. Key titles for PlayStation 2 released in 2001 included *WWF SmackDown! "Just Bring It", Red Faction* and *MX 2002 featuring Ricky Carmichael.*

Sony PlayStation Net Sales

We did not release any PlayStation products in the year ended December 31, 2002, whereas we released ten PlayStation titles in the year ended December 31, 2001.

Microsoft Xbox

We released seven Xbox titles in the year ended December 31, 2002 including *MotoGP, Tetris Worlds* and *WWF Raw*. We released our first two Xbox titles in the fourth quarter of 2001.

Nintendo Game Boy Advance Net Sales

We released 31 new Game Boy Advance titles in the year ended December 31, 2002, including *Scooby-Doo! The Movie, Sonic Advance, SpongeBob SquarePants: Revenge of the Flying Dutchman* and *Star Wars Episode 2: Attack of the Clones*, whereas we released 15 Game Boy Advance titles during 2001, including *Disney/Pixar's Monsters, Inc., Jimmy Neutron: Boy Genius, MX 2002 featuring Ricky Carmichael, Rocket Power: Dream Scheme, Rugrats: Castle Capers* and *Tetris Worlds*.

Nintendo Game Boy Color Net Sales

We did not release any Game Boy Color products in the year ended December 31, 2002, whereas we released 16 Game Boy Color titles in the year ended December 31, 2001.

Nintendo GameCube Net Sales

We released 11 GameCube titles in the year ended December 31, 2002, including *Disney/Pixar's Monsters, Inc. Scream Arena, MX Superfly featuring Ricky Carmichael, Rocket Power Beach Bandits, Scooby-Doo! Night of 100 Frights, SpongeBob SquarePants: Revenge of the Flying Dutchman* and *WWE WrestleMania X8*. We had no releases of GameCube titles in the year ended December 31, 2001, as the GameCube platform did not launch until November 2001.

Nintendo 64 Net Sales

We did not release any Nintendo 64 ("N64") products in the year ended December 31, 2002. We released two N64 titles in the year ended December 31, 2001.

PC CD-ROM Net Sales

We released 52 PC titles in the year ended December 21, 2002 whereas we only released 13 PC titles in 2001. The increase in PC CD-ROM titles released and net sales for 2002 as compared to the same period of 2001 is attributed to the acquisition of ValuSoft. This increase in net sales for 2002 attributed to ValuSoft is offset by lower net sales of our regular priced PC CD-ROM products.

Sales by Territory

The following table sets forth, for the years ended December 31, 2002 and 2001, our net sales for the North America and international territories:

	Net Sales for the Years Ended			
(In thousands)	December 31, 2002	December 31, 2001	Increase/(Decrease)	% Change
North America	$358,124	$262,676	$ 95,448	36.3%
International	122,405	116,316	6,089	5.2%
Net Sales	$480,529	$378,992	$101,537	26.8%

North America Net Sales

The increase in net sales in North America for the year ended December 31, 2002 as compared to the same period of 2001 was primarily due to the significant increase in the number of titles released domestically.

Our net sales during the quarter ended December 31, 2002 were lower than expected due to sales of *Red Faction II* for PlayStation 2, our GameCube portfolio not meeting our expectations and a cautious retail environment. Although we expect the cautious retail environment to continue, we believe we have taken measures necessary to meet net sales expectations in the future. These measures include reducing the number of SKUs for the GameCube platform, canceling the development of SKUs that did not meet quality or marketability standards and implementing a new product development structure with a heightened focus on product quality.

Two of our key genres, wrestling and children's, are best suited to the broader demographic which occurs as the hardware platforms reach a larger installed base.

International Net Sales

Net sales in the international territories, with the exception of France, increased slightly for the year ended December 31, 2002 as compared to the same period of 2001. This slight increase was primarily due to the launches of next generation hardware platforms occurring at later dates in foreign territories, resulting in a smaller installed base.

Net sales in France declined by $3.6 million or 20% for the year ended December 31, 2002 as compared to the same period of 2001. This decline in net sales was due to the demand for *Red Faction II* for PlayStation 2 being lower than anticipated and slower than anticipated growth of the GameCube installed base.

Costs and Expenses, Interest Income, net, Other Expenses and Income Taxes

Information about our costs and expenses, interest income, net, other expenses and income taxes for the years ended December 31, 2002 and 2001 is presented below:

	Years Ended December 31,	
Percent of Net Sales	2002	2001
Costs and expenses:		
Cost of sales	38.6%	40.9%
License amortization and royalties	8.4	8.7
Software development amortization	17.4	9.3
Product development	8.0	5.6
Selling and marketing	13.8	12.3
Payment to venture partner	2.1	2.3
General and administrative	6.6	6.6
Total costs and expenses	94.9	85.7
Income from operations	5.1	14.3
Interest income, net	1.1	0.7
Other expenses	(2.1)	—
Income before income taxes	4.1	15.0
Income taxes	1.4	5.5
Net income	2.7%	9.5%

Cost of Sales

Cost of sales as a percentage of net sales decreased for the year ended December 31, 2002 compared to the same period of 2001 as a result of a larger proportion of sales in 2002 of next generation console games which have lower manufacturing costs than handheld games and a reduction in the manufacturing costs for the Game Boy Advance in 2002.

License Amortization and Royalties

License amortization and royalties increased in absolute dollars but decreased slightly as a percentage of net sales for the year ended December 31, 2002 as compared to the same period of 2001 primarily due to the sale of key titles in 2002 that have lower royalty rates than our average titles and the titles that were sold in 2001. This decrease was also due to the sale of titles published by ValuSoft. ValuSoft products carry lower license rates compared to our standard console and PC CD-ROM products.

Software Development Amortization

Software development amortization includes a write-off of approximately $11.2 million for the discontinued product development of 20 SKUs, which means that one or more platform versions of an individual product title may have been discontinued. We discontinued the development of these SKUs after reviewing the quality of these SKUs and determining that the SKUs were not marketable. Excluding this write-off, software development amortization was $72.5 million or 15.0% of net sales for the year ended December 31, 2002. The increase as a percentage of net sales from the year ended December 31, 2001 is primarily due to lower than anticipated sales during the fourth quarter of 2002 and the increased percentage of next generation console games sold during 2002 as compared to 2001, which have longer development cycles and higher development costs than handheld games and games for legacy platforms.

Product Development

Product development expenses increased in absolute dollars and as a percentage of net sales for the year ended December 31, 2002 as compared to the same period of 2001. This increase is primarily due to the costs incurred by the three new development studios: Rainbow, Outrage and Cranky Pants. We also increased the number of personnel in our corporate product development department to support the increased number of SKUs under development, thereby contributing to the higher product development expenses in 2002. We also had increased expenses for our wireless division.

Selling and Marketing

Selling and marketing expenses increased by $19.7 million and have increased slightly as a percentage of net sales for the year ended December 31, 2002 as compared to the same period of 2001. The increase in selling and marketing expenses as a percentage of net sales for the year ended December 31, 2002 is primarily due to an increase in television media expenditures as a percentage of net sales for a greater number of SKUs in 2002 as compared to 2001 and the lower than anticipated sales during the fourth quarter of 2002.

Payment to Venture Partner

The payment to JAKKS has remained relatively constant as a percentage of total net sales for the year ended December 31, 2002 as compared to the same period of 2001.

General and Administrative

General and administrative expenses increased by $6.0 million due to the expenses required to support the increased net sales, an increase in our allowance for doubtful accounts related to the Chapter 11 bankruptcy filing of Kmart and the addition of ValuSoft's general and administrative expenses, but it remained relatively constant as a percentage of net sales as compared to the same period of 2001.

Interest Income, net

Interest income, net increased for the year ended December 31, 2002 as compared to the same period of 2001 as a result of higher average cash, cash equivalents and short-term investment balances which increased as a result of our public offering of our common stock in November 2001.

Other Expenses

Other expenses includes a $7.0 million charge related to the settlement of the class action lawsuit. See — "Note 15 — Legal Proceedings." The $7.0 million includes $2.0 million for the portion of the settlement and legal fees that exceeds our directors and officers insurance coverage and $5.0 million as a reserve against the receivable from our insurer due to a dispute in the amount of coverage. We are currently in arbitration with the insurer. See — "Note 15 — Legal Proceedings." Any amount received in arbitration will be recognized as other income in a future period. Other expenses also includes a $3.0 million non-cash charge related to the discontinuation of our online joint venture in the United Kingdom (Network Interactive Sports, Ltd.).

Income Taxes

The effective tax rate for the year ended December 31, 2002 was 34.2%, and the effective tax rate for 2001 was 36.5%. The decrease in the effective tax rate from 2001 to 2002 is due primarily to tax benefits related to our international business activities.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Sales by Platform

The following table sets forth our net sales by platform as a percentage of sales for the years ended December 31, 2001 and 2000:

	Years Ended December 31,	
Platform Revenue Mix	2001	2000
Sony PlayStation 2	29.2%	2.6%
Sony PlayStation	15.9	41.0
Microsoft Xbox	1.4	—
Nintendo Game Boy Advance	22.1	—
Nintendo Game Boy Color	16.5	20.3
Nintendo 64	4.5	28.6
PC	9.7	3.2
Other	0.7	4.3
	100.0%	100.0%

The following table sets forth our net sales by platform for the years ended December 31, 2001 and 2000:

(In thousands)	Net Sales for the Years Ended			
	December 31, 2001	December 31, 2000	Increase/(Decrease)	% Change
Sony PlayStation 2	$110,642	$ 9,064	$101,578	1,120.7%
Sony PlayStation	60,340	142,429	(82,089)	(57.6)%
Microsoft Xbox	5,111	—	5,111	N/A
Nintendo Game Boy Advance	83,830	—	83,830	N/A
Nintendo Game Boy Color	62,569	70,379	(7,810)	(11.1)%
Nintendo 64	17,097	99,176	(82,079)	(82.8)%
PC CD-ROM	36,814	11,035	25,779	233.6%
Other	2,589	14,920	(12,331)	(82.6)%
Net Sales	$378,992	$347,003	$ 31,989	9.2%

Sony PlayStation 2 Net Sales

We had five new releases of PlayStation 2 titles in 2001 whereas we only had one new PlayStation 2 release in 2000. Key titles for PlayStation 2 released in 2001 include *Red Faction, WWF SmackDown! "Just Bring It"* and *MX 2002 featuring Ricky Carmichael.*

Sony PlayStation Net Sales

PlayStation net sales decreased for the year ended December 31, 2001 compared to the same period of 2000 for two reasons: 1) decreased sales of *WWF SmackDown!* and *WWF SmackDown! 2: Know Your Role* which were both released in 2000 (we released no new World Wrestling Federation titles on PlayStation in 2001) and 2) the declining market for PlayStation products due to the transition to PlayStation 2.

Microsoft Xbox

We released our first two Xbox titles in the fourth quarter of 2001. The two titles were *Dark Summit* and *MX 2002 featuring Ricky Carmichael.*

Nintendo Game Boy Advance Net Sales

We released 15 Game Boy Advance titles during 2001 including *Rocket Power: Dream Scheme, MX 2002 featuring Ricky Carmichael, Tetris Worlds, Disney/Pixar's Monsters, Inc., Jimmy Neutron: Boy Genius* and *Rugrats: Castle Capers.*

Nintendo Game Boy Color Net Sales

Game Boy Color net sales decreased during 2001 as compared to the same period of 2000 due to the introduction of the Game Boy Advance platform.

Nintendo 64 Net Sales

We had two releases of Nintendo 64 ("N64") product in 2001 versus four N64 releases in 2000. Net sales decreased by 83% due to the weaker market for N64 product as the industry transitioned to the next generation of hardware.

PC CD-ROM Net Sales

The significant increase in PC CD-ROM net sales for 2001 as compared to the same period of 2000 is attributed to the worldwide release of *Red Faction* for the PC, numerous children's titles including, *Rocket Power: Extreme Arcade Games, Bob The Builder: Can We Fix It?, SpongeBob SquarePants: Operation Krabby Patty, Jimmy Neutron: Boy Genius* and *Rugrats: All Growed Up,* as well as sales from *Hot Wheels* and *Matchbox* titles released under our license agreement with Mattel. We released 13 PC titles in 2001 whereas we only released six PC titles in 2000.

Sales by Territory

The following table sets forth, for the years ended December 31, 2001 and 2000, our net sales for the North America and international territories:

(In thousands)	Net Sales for the Years Ended			
	December 31, 2001	December 31, 2000	Increase/(Decrease)	% Change
North America	$262,676	$270,116	$ (7,440)	(2.8)%
International	116,316	76,887	39,429	51.3%
Net Sales	$378,992	$347,003	$31,989	9.2%

North America Net Sales

The decrease in net sales in North America for the year ended December 31, 2001 as compared to the same period of 2000 was primarily due to the industry's transition to four new hardware platforms, two of which were released in November of 2001. In addition, two of our key genres, wrestling and children's, are best suited to the broader demographic which occurs as the hardware platforms reach a larger installed base. Although the total amount of actual units shipped in 2001 was 24% higher than in 2000, our net sales decreased due to declining pricing on legacy products and no new releases of N64 products which sell at a higher price than other products.

International Net Sales

The increase in net sales in the international territories for the year ended December 31, 2001 as compared to the same period of 2000 was primarily due to:

- Our offices in France and Australia conducting business for the full year as compared to only nine months and three months, respectively, in 2000.
- The release of five PlayStation 2 titles in 2001 as compared to no titles in 2000.
- A 105% increase in net sales of titles for the handheld gaming systems Nintendo Game Boy Color and Nintendo Game Boy Advance.
- A 48% increase in PC CD-ROM net sales primarily due to *Red Faction* for PC CD-ROM.
- This increase was offset by a 52% decrease in PlayStation net sales due to the transition to PlayStation 2.

Costs and Expenses, Interest Income, net, and Income Taxes

Information about our costs and expenses, interest income, net, and income taxes for the years ended December 31, 2001 and 2000 is presented below:

	Years Ended December 31,	
Percent of Net Sales	2001	2000
Costs and expenses:		
Cost of sales	40.9%	40.6%
License amortization and royalties	8.7	10.0
Software development amortization	9.3	12.4
Product development	5.6	5.5
Selling and marketing	12.3	12.2
Payment to venture partner	2.3	5.1
General and administrative	6.6	5.6
Total costs and expenses	85.7	91.4
Income from operations	14.3	8.6
Interest income, net	0.7	0.4
Income before income taxes	15.0	9.0
Income taxes	5.5	3.8
Net income	9.5%	5.2%

Cost of Sales

Cost of sales as a percentage of net sales remained relatively constant for the year ended December 31, 2001 compared to the same period of 2000.

License Amortization and Royalties

License amortization and royalties decreased as a percentage of net sales for the year ended December 31, 2001 as compared to the same period of 2000 primarily due to sales of *Red Faction* and *Summoner* which carry no license amortization and royalties because we own the intellectual property.

Software Development Amortization

Software development amortization decreased as a percentage of net sales for the year ended December 31, 2001 as compared to the same period of 2000 primarily due to:

- An increase in the percentage of handheld games sold during the period, which generally carry lower software development costs than console games.

- The May 2000 non-cash charge which included a $7.1 million charge to software development amortization related to discontinued games or unrecoverable milestone payments. Before the May 2000 non-cash charge, software development amortization for the year ended December 31, 2000 was 10.3% of net sales.

Product Development

Product development expenses remained relatively constant as a percentage of net sales for the year ended December 31, 2001 as compared to the same period of 2000. Product development expenses increased by $2.0 million for the year ended December 31, 2001 as compared to the same period of 2000. This increase is related to the increased headcount of our corporate product development department required to support the launch of four new hardware platforms over a twelve-month period and the increased number of titles under development.

Selling and Marketing

Selling and marketing expenses increased by $4.3 million for the year ended December 31, 2001 as compared to the same period of 2000. This increase is directly related to the increase in net sales. Selling and marketing expenses have remained relatively constant as a percentage of net sales for the years ended December 31, 2001 and 2000.

Payment to Venture Partner

Payment to JAKKS has decreased as a percentage of total net sales and in absolute dollars for the year ended December 31, 2001 as compared to the same period of 2000 in direct relation to the decrease in World Wrestling Entertainment related sales as a percentage of our total net sales for the year due to fewer titles released in 2001.

General and Administrative

General and administrative expenses increased by $5.6 million due to the expenses required to support the increased net sales and an increase in our allowance for doubtful accounts. General and administrative expenses also increased as a percentage of net sales to 6.6% from 5.6% in the same period of 2000. The increase as a percentage of net sales is primarily due to an increase in our bad debt allowance related to the Chapter 11 bankruptcy filing of Kmart.

Interest Income, net

Interest income, net increased for the year ended December 31, 2001 as compared to the same period of 2000 as a result of higher average cash, cash equivalents and short-term investment balances due to the proceeds from our secondary offering on November 13, 2001.

Income Taxes

The effective tax rate for the year ended December 31, 2001 was 36.5%, and the effective tax rate for 2000 was 41.8%. The decrease in the effective tax rate from 2000 to 2001 is due primarily to the relocation of our warehouse to a state that has a lower overall tax rate. In addition, the effective tax rate for 2000 was negatively impacted by the acquisition of Volition, which increased the rate by 2.5%.

LIQUIDITY AND CAPITAL RESOURCES

TRANSITION PERIOD 2003:

Our principal source of cash is sales of our packaged software for video game consoles and personal computers. In addition, we obtained $154.6 million in cash from a public offering of our common stock in November 2001. Our principal uses of cash are product purchases, payments to licensors, payments to developers and the costs of internal software development. In order to purchase products from the manufacturers, we typically open letters of credit in their favor, obtain a line of credit from the manufacturer or make prepayments for the product.

Our cash, cash equivalents and short-term investments decreased from $242.8 million at March 31, 2002 to $216.0 million at March 31, 2003. Cash, cash equivalents and short-term investments were $196.6 million as of June 2, 2003, which reflects the amounts collected on accounts receivable. Cash provided by operating activities for the three months ended March 31, 2003 was $38.5 million compared to $34.9 million during March 31, 2002.

We entered into approximately 6 new license agreements during each of the three months ended March 31, 2003 and March 31, 2002.

We used approximately $19.3 million to fund external and internal software development of approximately 122 games during the three months ended March 31, 2003 and used approximately $17.4 million to fund external and internal development of approximately 100 games during the three months ended March 31, 2002.

We used approximately $7.8 million to repurchase shares of our common stock during the three months ended March 31, 2003 whereas we did not repurchase any stock during the three months ended March 31, 2002.

The amount of our accounts receivable is subject to significant variations as a consequence of the seasonality of our sales and the timing of shipments within the quarter.

FISCAL YEAR 2002:

Our cash, cash equivalents and short-term investments decreased from $206.2 million at December 31, 2001 to $186.8 million at December 31, 2002. Cash provided by operating activities for the year ended December 31, 2002 was $16.3 million.

We entered into approximately 20 new license agreements during the year ended December 31, 2002.

We used approximately $75.0 million to fund external and internal software development of approximately 203 games during the year ended December 31, 2002 and used approximately $53.1 million to fund external and internal development of approximately 120 games during the same period in 2001.

We used approximately $25.0 million to repurchase shares of our common stock during the year ended December 31, 2002.

The amount of our accounts receivable is subject to significant variations as a consequence of the seasonality of our sales and the timing of shipments within the quarter. Accounts receivable is typically highest at the end of the calendar year.

Settlement of class action lawsuit. We paid approximately $10.2 million under the terms of a settlement of the class action lawsuit. See — "Note 15 — Legal Proceedings." We have $10.0 million in directors' and officers' insurance coverage, however, our insurer is currently disputing $5.0 million of our coverage and related reimbursement. See — "Note 15 — Legal Proceedings." Accordingly, we have placed a $5.0 million reserve on the receivable from the insurer. The insurance carrier has previously reimbursed us approximately $1.6 million for legal fees incurred. The net receivable at March 31, 2003 was $3.4 million and is included in prepaid expenses and other current assets in the accompanying balance sheet.

Cybiko Claim. We received a demand from *Motorola* for indemnification under our license to it of certain wireless games distributed in France. The demand arises out of litigation commenced in France against *Motorola* and their distribution partners for trademark infringement and unfair competition, which seeks $10.0 million in damages plus an unspecified amount and an accounting. We in turn have made a claim for indemnification against the developer of the games. Although we expect to prevail, at this early stage we cannot predict the likely outcome of the demand for indemnification.

Guarantees and Commitments. We enter into contractual arrangements with third parties for the rights to intellectual property and for the development of products. Under these agreements, we commit to provide specified payments to an intellectual property holder or developer, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2003 is approximately $102.3 million.

In addition, we have advertising commitments under most of our major license agreements. These minimum commitments generally range from 2% to 12% of net sales related to the respective license. We estimate that our minimum commitment for advertising in fiscal 2004 will be $25.6 million. We also have various operating lease commitments of $18.0 million expiring at various times through 2014. As of March 31, 2003, we had approximately $3.5 million in obligations under our credit facilities with respect to outstanding letters of credit and no outstanding borrowings. We also have a commitment for $2.4 million under a sponsorship agreement contingent upon certain events, the occurrence of which will require us to make payments over the next three years.

Summary of minimum contractual obligations and commercial commitments as of March 31, 2003 (in thousands), are as follows:

Contractual Obligations and Commercial Commitments

Fiscal Years Ended March 31,	License Guarantees	Software Development Milestone Payments	Advertising	Leases	Letters of Credit	Other	Total
2004	$26,134	$33,014	$25,613	$ 3,207	$3,537	$1,583	$ 93,088
2005	16,817	8,152	9,923	$ 3,697	—	792	$ 39,381
2006	15,679	2,185	3,083	$ 3,223	—	—	$ 24,170
2007	300	—	2,800	$ 1,545	—	—	$ 4,645
2008	—	—	2,800	$ 1,299	—	—	$ 4,099
Thereafter	—	—	2,420	$ 4,982	—	—	$ 7,402
	$58,930	$43,351	$46,639	$17,953	$3,537	$2,375	$172,785

On February 27, 2003, we entered into a lease agreement with an entity partially owned by the head of one of our development studios. The lease is for approximately 29,000 square feet of office space to be occupied by the development studio in Champaign, Illinois. The property is currently under development and should be ready for occupancy in April 2004.

Warrants. We are committed under various license and software development agreements to issue warrants to purchase a total of approximately 430,000 shares of common stock. At this time, the warrant terms related to these various agreements are being negotiated. We will record the fair market value of these warrants when the terms are finalized. The fair market value will be included in license or software development in the accompanying balance sheet and will be amortized to license amortization and royalties or software development amortization over estimated sales for games not released and a portion may be recognized immediately for games that have been previously released.

Credit Facility. On September 27, 2002, we entered into an Amended and Restated Revolving Credit Agreement ("Credit Facility"). On May 30, 2003, we amended the Credit Facility ("Amended Credit Facility"). Under the terms of the Credit Facility, we were permitted to borrow and maintain obligations under outstanding letters of credit up to an aggregate of $35.0 million. Due to our current level of cash, cash equivalent and short-term investment balances and because we do not anticipate the need for borrowings in the future, we reduced the capacity of our credit facility. Under the Amended Credit Facility we can maintain outstanding letters of credit up to $25.0 million and we removed our ability to borrow. As a result of the May 30, 2003 amendment, we were in compliance with all the covenants under the Amended Credit Facility. At December 31, 2002 we were in violation of the specified minimum net worth covenant of the Credit Facility due to the $25.0 million share repurchase and the calendar fourth quarter operating results. On February 21, 2003 a waiver of this covenant was executed.

The Amended Credit Facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants, commencing with the quarter ended March 31, 2003, which require us to maintain specified operating profits and liquidity and limits our ability to incur additional indebtedness, sell assets, pay cash dividends and enter into certain mergers or acquisitions. Amounts outstanding under the Amended Credit Facility bear interest, at our choice, at either (a) the bank's prime rate (4.3% at March 31, 2003) or (b) the London Interbank Offered Rate (1.3% at March 31, 2003) plus 1.60%. As of March 31, 2003, we had outstanding letters of credit of approximately $3.5 million and no borrowings on the Credit Facility.

Accordingly, we believe that our cash, cash equivalents and short-term investments, funds provided by operations and our borrowing capacity will be adequate to meet our anticipated requirements, on both a short-term and long-term basis, for operating expenses, product purchases and payments for licenses and software development.

RISK FACTORS

Our business is subject to many risks and uncertainties which may affect our future financial performance. Some of those important risks and uncertainties which may cause our operating results to vary or which may materially and adversely affect our operating results are as follows:

- We must continue to develop and sell new titles in order to remain profitable.
- Our inability to identify, license and renew properties upon which our products are based, or a sudden decrease in popularity of the properties we license, could harm us.
- We rely on a relatively small number of brands for a significant portion of our net sales.
- Unexpected declines in the popularity of platforms could have a negative effect on consumer demand for titles, which could have a material adverse effect on us.
- A business failure by any of our largest customers could have a material adverse effect on us.
- Because we cannot publish or manufacture titles without platform manufacturers' approval, our ability to continue to develop and market successful console titles is dependent on the manufacturers continuing to do business with us.
- If we needed to write down licenses or software development costs below the current recorded value, our results of operations could be adversely affected.
- We rely on external developers for the development of many of our titles.

For a discussion of these and other important risk factors, see the heading "Risk Factors" in our Transition Report on form 10-K for the year ended March 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of business, principally risk associated with interest rate and foreign currency fluctuations.

INTEREST RATE RISK

We have interest rate risk primarily related to our investment portfolio. A substantial portion of our short-term investments is in a mutual fund made up of non-mortgage United States Government Securities, corporate notes and commercial paper and fixed and floating rate asset-backed securities. The value of these investments may fluctuate with changes in interest rates. However, we believe this risk is immaterial due to the short-term nature of the investments. The credit facility is based on variable interest rates. At March 31, 2003, we had no borrowings on the credit facility.

FOREIGN CURRENCY RISK

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly the GBP and the Euro which may result in a gain or loss of earnings to us. The volatility of the GBP and the Euro (and all other applicable currencies) is monitored frequently throughout the year. While we have not engaged in foreign currency hedging, we may in the future use hedging programs, currency forward contracts, currency options and/or other derivative financial instruments commonly utilized to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk.

INDEPENDENT AUDITORS' REPORT

To the Stockholders of THQ Inc.,
Calabasas Hills, California

We have audited the accompanying consolidated balance sheets of THQ Inc. and subsidiaries (the "Company") as of March 31, 2003 and December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the three months ended March 31, 2003 and each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and December 31, 2002 and 2001 and the results of its operations and its cash flows for the three months ended March 31, 2003 and each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002.



DELOITTE & TOUCHE LLP

Los Angeles, California
May 30, 2003

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	Three Months Ended March 31, 2003	Years Ended December 31, 2002	Years Ended December 31, 2001
ASSETS			
Current assets:			
Cash and cash equivalents	$199,860	$132,898	$171,059
Short-term investments	16,151	53,951	35,106
Cash, cash equivalents and short-term investments	216,011	186,849	206,165
Accounts receivable, net of allowances	35,976	146,508	126,011
Inventory	24,339	24,362	9,917
Licenses	15,330	15,897	16,758
Software development	54,824	45,633	34,664
Deferred income taxes	—	1,334	—
Income taxes receivable	1,116	—	290
Prepaid expenses and other current assets	11,316	12,092	7,498
Total current assets	358,912	432,675	401,303
Property and equipment, net	16,408	16,103	13,891
Licenses, net of current portion	20,053	19,525	8,345
Software development, net of current portion	2,640	1,785	4,466
Deferred income taxes, net of current portion	8,346	—	—
Goodwill, net	58,609	58,609	48,202
Other long-term assets, net	7,981	9,163	11,759
Total Assets	$472,949	$537,860	$487,966
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 21,001	$ 41,148	$ 27,186
Accrued expenses	20,090	32,548	16,293
Accrued payment to venture partner	676	5,845	6,651
Accrued royalties	22,893	30,215	30,001
Income taxes payable	—	2,331	—
Deferred income taxes	7,353	—	1,567
Total current liabilities	72,013	112,087	81,698
Accrued royalties, net of current portion	4,523	15,373	6,686
Deferred income taxes	—	1,534	720
Commitments and contingencies	—	—	—
Stockholders' equity:			
Common stock, par value $.01, 75,000,000 shares authorized; 38,007,879, 38,416,002 and 38,979,747 shares issued and outstanding as of March 31, 2003, December 31, 2002 and 2001, respectively	380	384	390
Additional paid-in capital	305,328	310,963	316,758
Accumulated other comprehensive income (loss)	1,496	624	(2,187)
Retained earnings	89,209	96,895	83,901
Total stockholders' equity	396,413	408,866	398,862
Total Liabilities And Stockholders' Equity	$472,949	$537,860	$487,966

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Years Ended December 31,		
(In thousands, except per share data)	2003	2002 Unaudited	2002	2001	2000
Net sales	$ 66,800	$79,682	$480,529	$378,992	$347,003
Costs and expenses:					
Cost of sales	26,378	33,680	185,593	154,898	140,699
License amortization and royalties	5,576	7,064	40,476	33,144	34,675
Software development amortization	12,018	10,800	83,698	35,144	42,875
Product development	9,730	7,646	38,572	21,154	19,151
Selling and marketing	14,294	9,759	66,443	46,745	42,446
Payment to venture partner	644	1,572	10,146	8,673	17,707
General and administrative	7,611	6,059	31,117	25,090	19,530
Total costs and expenses	76,251	76,580	456,045	324,848	317,083
Income (loss) from operations	(9,451)	3,102	24,484	54,144	29,920
Interest income, net	878	1,322	5,277	2,572	1,323
Other expenses	(2,403)	—	(10,006)	—	—
Income (loss) before income taxes	(10,976)	4,424	19,755	56,716	31,243
Income taxes	(3,290)	1,659	6,761	20,703	13,054
Net income (loss)	$ (7,686)	$ 2,765	$ 12,994	$ 36,013	$ 18,189
Net income (loss) per share — basic	$ (0.20)	$ 0.07	$ 0.33	$ 1.10	$ 0.60
Net income (loss) per share — diluted	$ (0.20)	$ 0.07	$ 0.32	$ 1.01	$ 0.56
Shares used in per share calculation — basic	38,319	39,067	39,203	32,717	30,136
Shares used in per share calculation — diluted	38,319	41,725	41,243	35,623	32,352

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Years Ended December 31, 2000, 2001 and 2002 and Three Months Ended March 31, 2003					
Balance at January 1, 2000	29,845,851	$298	$ 79,151	$ (842)	$29,699	$108,306
Exercise of warrants and options	844,956	9	4,296	—	—	4,305
Stock compensation	—	—	406	—	—	406
Tax benefit related to the exercise of employee stock options	—	—	1,792	—	—	1,792
Comprehensive income:						
Net income	—	—	—	—	18,189	18,189
Other comprehensive income						
Foreign currency translation adjustment	—	—	—	(873)	—	(873)
Comprehensive income	—	—	—	—	—	17,316
Balance at January 1, 2001	30,690,807	307	85,645	(1,715)	47,888	132,125
Exercise of warrants and options	2,405,413	24	16,697	—	—	16,721
Issuance of common stock from secondary offering	4,596,222	46	154,559	—	—	154,605
Issuance of common stock for Rainbow acquisition	1,287,305	13	48,635	—	—	48,648
Stock compensation	—	—	299	—	—	299
Tax benefit related to the exercise of employee stock options	—	—	10,923	—	—	10,923
Comprehensive income:						
Net income	—	—	—	—	36,013	36,013
Other comprehensive income						
Foreign currency translation adjustment	—	—	—	(703)	—	(703)
Unrealized gain on investments	—	—	—	231	—	231
Comprehensive income	—	—	—	—	—	35,541
Balance at December 31, 2001	38,979,747	$390	$316,758	$(2,187)	$83,901	$398,862
Balance at January 1, 2002	38,979,747	$390	$316,758	$(2,187)	$83,901	$398,862
Exercise of options	932,234	9	7,741	—	—	7,750
Issuance of common stock for ValuSoft acquisition	166,600	2	4,626	—	—	4,628
Issuance of warrants	—	—	1,214	—	—	1,214
Repurchase of common stock	(1,671,531)	(17)	(24,988)	—	—	(25,005)
Adjustments related to 2001 secondary offering	—	—	52	—	—	52
Stock compensation	8,952	—	436	—	—	436
Tax benefit related to the exercise of employee stock options	—	—	5,124	—	—	5,124
Comprehensive income:						
Net income	—	—	—	—	12,994	12,994
Other comprehensive income	—	—	—	—	—	
Foreign currency translation adjustment	—	—	—	4,318	—	4,318
Unrealized (loss) on investments	—	—	—	(1,507)	—	(1,507)
Comprehensive income	—	—	—	—	—	15,805
Balance at January 1, 2003	38,416,002	384	310,963	624	96,895	408,866
Exercise of options	144,411	2	1,406	—	—	1,408
Tax benefit related to the exercise of employee stock options	—	—	181	—	—	181
Repurchase of common stock	(568,307)	(6)	(7,752)	—	—	(7,758)
Stock compensation	15,773	—	530	—	—	530
Comprehensive (loss):						
Net (loss)	—	—	—	—	(7,686)	(7,686)
Other comprehensive (loss)	—	—	—	—	—	
Foreign currency translation adjustment	—	—	—	(404)	—	(404)
Unrealized (loss) on investments	—	—	—	(1,127)	—	(1,127)
Reclassification adjustment for net (gains) losses included in net income	—	—	—	2,403	—	2,403
Comprehensive (loss)	—	—	—	—	—	(6,814)
Balance at March 31, 2003	38,007,879	$380	$305,328	$ 1,496	$89,209	$396,413

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002 Unaudited	Years Ended December 31, 2002	Years Ended December 31, 2001	Years Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income (loss)	$ (7,686)	$ 2,765	$ 12,994	$ 36,013	$ 18,189
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation and amortization	1,956	1,383	6,385	5,416	3,225
Amortization of licenses and software development	13,323	14,413	91,677	35,335	50,193
Provision for price protection, returns and doubtful accounts	10,046	12,340	69,641	47,374	35,387
Loss on disposal of property and equipment	—	7	137	117	114
Stock compensation	530	57	436	299	406
Tax benefit related to the exercise of employee stock options	181	2,105	5,124	10,923	1,792
Deferred income taxes	(1,180)	27	(730)	11,338	(112)
Other than temporary impairment on investments	2,403	—	—	—	—
Write-off of Network Interactive Sports Ltd.	—	—	3,006	—	—
Changes in operating assets and liabilities:					
Accounts receivable	100,976	56,738	(85,012)	(37,665)	(74,770)
Inventory	233	(2,243)	(12,112)	743	(5,442)
Licenses	(4,027)	(18,507)	(33,918)	(22,596)	(6,680)
Software development	(19,305)	(17,433)	(75,049)	(53,095)	(28,763)
Prepaid expenses and other current assets	771	3,088	(2,101)	(2,901)	(2,374)
Accounts payable	(20,374)	(16,535)	11,067	5,517	8,797
Accrued expenses and accrued payment to venture partner	(17,712)	(5,727)	13,577	(4,197)	10,494
Accrued royalties	(18,181)	3,711	8,834	6,952	(1,427)
Income taxes	(3,479)	(1,247)	2,374	(6,336)	7,107
Net cash provided by operating activities	38,475	34,942	16,330	33,237	16,136
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:					
Proceeds from sale of property and equipment	—	—	—	65	64
Proceeds from sales and maturities of short-term investments	65,019	—	90,732	—	—
Purchases of short-term investments	(28,809)	(20,445)	(110,072)	(35,124)	—
Acquisition of property and equipment	(2,099)	(901)	(7,794)	(5,750)	(7,877)
Acquisitions, net of cash acquired	—	—	(9,373)	—	—
Investment in Network Interactive Sports Ltd.	—	(221)	(221)	(3,325)	—
Investment in Yuke's Co., Ltd.	—	—	—	—	(5,020)
(Increase) decrease in other long-term assets	1,510	(107)	(1,422)	50	(114)
Net cash provided by (used in) investing activities	35,621	(21,674)	(38,150)	(44,084)	(12,947)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:					
Net (decrease) in short-term borrowings	—	—	—	(15,473)	(1,229)
Repurchase of common stock	(7,758)	—	(25,005)	—	—
Principal payments on long-term debt	—	—	—	(1,806)	—
Proceeds from issuance of common stock	—	99	52	154,605	—
Proceeds from exercise of warrants and options	1,408	3,234	7,750	16,721	4,305
Net cash provided by (used in) financing activities	(6,350)	3,333	(17,203)	154,047	3,076
Effect of exchange rate changes on cash	(784)	(161)	862	(139)	279
Net increase (decrease) in cash and cash equivalents	66,962	16,440	(38,161)	143,061	6,544
Cash and cash equivalents — beginning of period	132,898	171,059	171,059	27,998	21,454
Cash and cash equivalents — end of period	$199,860	$187,499	$ 132,898	$171,059	$ 27,998

See notes to consolidated financial statements.

	Three Months Ended March 31,		Years Ended December 31,		
	2003	2002 Unaudited	2002	2001	2000
Cash paid during the period for:					
Income taxes	$2,616	$1,127	$3,257	$8,204	$4,350
Interest	$ 11	$ 25	$ 76	$ 74	$ 354

On July 1, 2002, we paid $9.6 million in cash and issued approximately 167,000 shares of common stock as part of the purchase price of ValuSoft. The issuance increased common stock and additional paid-in-capital by $2,000 and $4.6 million respectively, and was allocated among the assets acquired. (See Note 3)

(In thousands):	
Estimated Fair Value	
Tangible assets acquired	$ 2,837
Software development acquired	1,491
Licenses acquired	1,109
Liabilities assumed	(2,940)
Goodwill	12,042
Purchase price	$14,539

On December 21, 2001, we issued approximately 1,287,000 shares of common stock and assumed approximately 159,000 stock options as part of the purchase price of Rainbow Multimedia Group, Inc. The issuance increased common stock and additional paid-in-capital by $13,000 and $48.6 million respectively, and was allocated among the assets acquired. (See Note 3)

(In thousands):	
Estimated Fair Value	
Tangible assets acquired	$ 5,838
Intangible assets acquired	3,531
Liabilities assumed	(5,411)
Goodwill	44,972
Purchase price	$48,930

On June 8, 2001, World Wrestling Federation Entertainment exchanged all of its warrants for 302,490 shares of common stock in a non-cash transaction. On July 23, 2001, Stanley Shenker Associates, Inc. (a related party to the World Wrestling Federation Entertainment) exchanged all of its warrants for 37,923 shares of common stock in a non-cash transaction.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Business. THQ Inc., a Delaware corporation, is a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2, Microsoft Xbox, Nintendo GameCube, Nintendo Game Boy Advance, personal computers ("PCs") and wireless devices. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy. Our customers include Wal-Mart, Toys "R" Us, Target, Best Buy, Game Stop, Kay Bee Toys, and other national and regional retailers, discount store chains and specialty retailers.

Unless the context otherwise requires, references in this document to "THQ" or the "Company" include THQ Inc. and all of its wholly owned subsidiaries.

Fiscal Year. Effective January 1, 2003, we have changed our fiscal year end from December 31 to March 31. Accordingly, the transitional period ended March 31, 2003 represents three months of operations. The unaudited financial information for the three months ended March 31, 2002 is presented for comparative purposes.

Platform License Agreements. We have a license agreement with Sony pursuant to which we have the non-exclusive right to utilize the Sony name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 128-bit Sony PlayStation 2 in the United States and Canada which expires in March 2004. We are currently renegotiating the Sony PlayStation 2 license agreement for Europe, Australia and New Zealand and Korea. We also have two license agreements with Sony pursuant to which we have the non-exclusive right to utilize the Sony name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 32-bit Sony PlayStation in the United States, Canada, Mexico and Latin America and Europe, Australia and New Zealand which expire in August 2006 and December 2005, respectively.

We have a license agreement with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the Game Boy Advance handheld game console in all countries in the Western Hemisphere which expires in July 2004. We are currently in negotiation for the Nintendo Game Boy Advance license agreement for Europe, Australia and New Zealand. We have a license agreement with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 128-bit Nintendo GameCube in all countries in the Western Hemisphere which expires in April 2005. We are currently in negotiation for the Nintendo GameCube license agreement for Europe, Australia and New Zealand. We also have a license agreement with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the Game Boy Color handheld game console in all countries in the Western Hemisphere which expires in March 2004. We also have a license agreement with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the Game Boy Color handheld game console in Europe, Australia and New Zealand which expired in October 2002. The renewal is currently in negotiation, and provides for an expiration of October 2005. We have two license agreements with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 64-bit Nintendo 64 in all countries in the Western Hemisphere and Europe, Australia and New Zealand which expire in May 2003 and January 2004, respectively. We will not be distributing any product on this platform and we do not intend to renew these licenses.

We have a license agreement with Microsoft pursuant to which we have the non-exclusive right to utilize the Microsoft name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 128-bit Microsoft Xbox which expires in November 2004. The territory is determined on a title-by-title basis.

Our business is dependent on these license agreements with Sony, Nintendo and Microsoft. Substantially all of our products are manufactured by Sony, Nintendo and Microsoft authorized vendors who charge us an amount for each disc-based product or cartridge manufactured. This charge includes a manufacturing, printing and packaging fee as well as a royalty for the use of their respective names, proprietary information and technology.

In addition, we must indemnify Sony, Nintendo and Microsoft, as appropriate, with respect to all loss, liability and expense resulting from any claim against Sony, Nintendo and Microsoft involving the development, marketing, sale or use of our titles, including any claims for copyright or trademark infringement brought against Sony, Nintendo and Microsoft. As such, we bear the risk that the properties and information and technology licensed from Sony, Nintendo and Microsoft and incorporated in the software may infringe the rights of third parties. Generally, we are entitled to indemnification from our software developers and property licensors to cover our indemnification obligations to Sony, Nintendo and Microsoft but no assurance can be given that, if any claim is brought against us, the developers and/or licensors will have sufficient resources to indemnify us.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of THQ Inc. and our wholly owned subsidiaries. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership), are accounted for by the equity method. All material intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation. Assets and liabilities of foreign operations are translated at current rates of exchange while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of accumulated other comprehensive income (loss). The translation gain (loss) on long-term intercompany balances included in the foreign currency translation was ($0.4) million for the three months ended March 31, 2003. The translation gain (loss) on long-term intercompany balances included in the foreign currency translation was $1.8 million and ($0.6) million for the years ended December 31, 2002 and 2001, respectively. The gain (loss) for the year ended December 31, 2000 was immaterial. Foreign currency transaction gains and losses result from exchange rate changes for transactions denominated in currencies other than the functional currency. Foreign currency transaction gains and losses are not material and are included in general and administrative expenses.

Cash, Cash Equivalents and Short-Term Investments

(In thousands)	Three Months Ended March 31, 2003	Years Ended December 31, 2002	2001
Cash and cash equivalents	$199,860	$132,898	$171,059
Short-term investments			
Available for sale	12,143	44,940	30,106
Held to maturity	4,008	9,011	5,000
Short-term investments	16,151	53,951	35,106
Cash, cash equivalents and short-term investments	$216,011	$186,849	$206,165

We consider all highly liquid investments purchased with maturities less than three months to be cash equivalents.

Investments with a maturity greater than three months, but less than one year, at the time of purchase are considered to be short-term investments. We invest in highly liquid debt instruments with strong credit ratings. The carrying amounts of the investments approximate fair value due to their short maturities. Unrealized gains and (losses) are recorded as a separate component of accumulated other comprehensive income (loss) for investments classified as available-for-sale. For the three months ended March 31, 2003, the unrealized loss on the investments and securities was $44,000. At March 31, 2003 we reclassified $556,000 of unrealized net losses to net income (loss). The unrealized gains and (losses) on the investments in securities for the years ended December 31, 2002 and 2001, were ($492,000) and ($20,000), respectively.

Short-term investments at March 31, 2003, December 31, 2002 and 2001 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Gains	Fair Value
Available-for-sale:				
MARCH 31, 2003				
Corporate notes and bonds	$ 6,346	$—	$ —	$ 6,346
U.S. government and agencies	5,797	—	—	5,797
Total available-for-sale investments	$12,143	$—	$ —	$12,143
DECEMBER 31, 2002				
Corporate notes and bonds	$22,953	$—	$(259)	$22,694
U.S. government and agencies	22,499	—	(253)	22,246
Total available-for-sale investments	$45,452	$—	$(512)	$44,940
DECEMBER 31, 2001				
Corporate notes and bonds	$13,798	$ 2	$ (12)	$13,788
U.S. government and agencies	16,328	3	(13)	16,318
Total available-for-sale investments	$30,126	$ 5	$ (25)	$30,106
Held-to-maturity:				
MARCH 31, 2003				
Municipal securities	$ 4,008	$—	$ —	$ 4,008
Total held-to-maturity investments	$ 4,008	$—	$ —	$ 4,008
DECEMBER 31, 2002				
Corporate debt securities	$ 5,000	$—	$ —	$ 5,000
Municipal securities	4,011	—	—	4,011
Total held-to-maturity investments	$ 9,011	$—	$ —	$ 9,011
DECEMBER 31, 2001				
Municipal securities	$ 5,000	$—	$ —	$ 5,000
Total held-to-maturity investments	$ 5,000	$—	$ —	$ 5,000

The investment in Yuke's Co., Ltd. is also classified as available-for-sale and is included in other long-term assets in the accompanying balance sheets. In March 2003, the Yuke's investment was written down to $3.2 million and a realized loss of $1.8 million was recorded in the period ending March 31, 2003. For the three months ended March 31, 2003, the unrealized loss was $1.1 million. At March 31, 2003 we reclassified $1.8 million of unrealized net losses to net income (loss). For the years ended December 31, 2002 and December 31, 2001, the unrealized holding gain (loss) on the investment in Yuke's Co., Ltd. was ($1,015,000) and $249,000, respectively.

Fair Values of Financial Instruments. The carrying value of certain financial instruments, including cash and cash equivalents, short-term investments held to maturity, accounts receivable, accounts payable, accrued expenses and accrued royalties approximate fair market value based on their short-term nature. Short-term investments classified as available for sale are stated at fair value. The value of short-term investments are determined using quoted market prices.

Concentrations of Credit Risk. Financial instruments which potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. We place cash and cash equivalents with high credit-quality institutions and limit the amount of credit exposure to any one institution. We believe this risk is immaterial due to the short-term nature of our investments. Most of our sales are made directly to mass merchandisers and national retailers. Due to the increased volume of sales to these channels, we have experienced an increased concentration of credit risk, and as a result, may maintain individually significant receivable balances with such mass merchandisers and national retailers. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

Sales (before returns and allowances) to a major customer represented 25%, 16%, 14% and 17% of gross sales in the three months ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. This customer accounted for approximately 38%, 17% and 18% of accounts receivable at March 31, 2003, December 31, 2002 and 2001, respectively. Sales (before returns and allowances) to another major customer represented 11%, 13%, 12% and 16% of gross sales in the three months ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. This customer accounted for approximately 39% of accounts receivable at March 31, 2003 and 16% of accounts receivable at both December 31, 2002 and 2001.

Inventory. Inventory, which consists principally of finished products, are stated at the lower of cost (moving weighted average) or market. We estimate the net realizable value of slow-moving inventory on a title by title basis, and charge the excess of cost over net realizable value to cost of sales.

Property and Equipment. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the remaining lease term. Property and equipment consist of the following:

(In thousands)	Useful Lives	Three Months Ended March 31, 2003	Years Ended December 31, 2002	2001
Building	30 yrs	$ 719	$ 719	$ 689
Land	—	401	401	401
Computer equipment and software	3-10 yrs	24,795	23,138	16,860
Furniture, fixtures and equipment	5 yrs	3,535	3,375	2,579
Leasehold improvements	3-6 yrs	1,576	1,443	1,137
Automobiles	2-5 yrs	121	74	111
Less: accumulated depreciation and amortization		(14,739)	(13,047)	(7,886)
		$ 16,408	$ 16,103	$13,891

Licenses. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (licenses) and as a liability (accrued royalties) at the contractual amount upon execution of the contract when no significant performance remains with the licensor. When significant performance remains with the licensor, we record royalty payments as an asset (licenses) when actually paid rather than upon execution of the contract. Royalty payments for intellectual property licenses are classified as current assets and current liabilities to the extent such royalty payments relate to anticipated sales during the subsequent year and long-term assets and long-term liabilities if such royalty payments relate to anticipated sales after one year.

Licenses are expensed to license amortization and royalties at the higher of (i) the contractual royalty rate based on actual net product sales or (ii) the ratio of current units sold to total projected units sold. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to license amortization and royalties. See — *"Long-Lived Assets"* below. If actual revenues, or revised forecasted units, fall below the initial forecasted units, the charge to license amortization and royalties may be larger than anticipated in any given quarter. As of March 31, 2003, the net carrying value of our licenses was $35.4 million.

Software Development. We utilize both independent software developers and internal development teams to develop our software. We account for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. We capitalize the milestone payments made to independent software developers and the direct payroll costs for our internal development teams. We evaluate technological feasibility on a product-by-product basis. Amounts related to software development for which technological feasibility is not yet met are charged immediately to product development expense.

Capitalized software development is expensed to software development amortization at the higher of (i) the contractual rate based on actual net product sales or (ii) the ratio of current units sold to total projected units sold. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these items to software development amortization. See — *"Long-Lived Assets"* below. If actual revenues, or revised forecasted units, fall below the initial forecasted units, the charge to software development amortization may be larger than anticipated in any given quarter. As of March 31, 2003, the net carrying value of our software development was $57.5 million.

Goodwill and Other Intangible Assets. Effective January 1, 2002, we completed the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, we discontinued amortizing the remaining balances of goodwill as of January 1, 2002. All remaining and future acquired goodwill and indefinite lived intangible assets will be subject to an impairment test in the second quarter of each calendar year, or earlier if indicators of potential impairment exist, using a fair-value-based approach. All identifiable intangible assets with finite lives will continue to be amortized over their estimated useful lives and assessed for impairment under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In conjunction with the implementation of SFAS No. 142 as of the beginning of 2002, we completed a goodwill impairment review. According to our accounting policy, we also performed an annual review during the quarter ended June 30, 2002, and in both reviews we found no impairment.

A reconciliation of previously reported net income (loss) and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, including $196,000 of goodwill amortization associated with an equity method investment in 2001, is as follows:

	Three Months Ended March 31,	Years Ended December 31,		
(In thousands, except per share data)	2003	2002	2001	2000
Reported net income (loss)	$(7,686)	$12,994	$36,013	$18,189
Add back: Goodwill amortization	—	—	404	215
Adjusted net income (loss)	$(7,686)	$12,994	$36,417	$18,404
BASIC EARNINGS PER SHARE:				
Reported net income (loss)	$ (0.20)	$ 0.33	$ 1.10	$ 0.60
Goodwill amortization	—	—	0.01	0.01
Adjusted net income (loss)	$ (0.20)	$ 0.33	$ 1.11	$ 0.61
DILUTED EARNINGS PER SHARE:				
Reported net income (loss)	$ (0.20)	$ 0.32	$ 1.01	$ 0.56
Goodwill amortization	—	—	0.01	0.01
Adjusted net income (loss)	$ (0.20)	$ 0.32	$ 1.02	$ 0.57

Long-Lived Assets. We evaluate long-lived assets, including but not limited to licenses, software development, property and equipment and identifiable intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

In January 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS 144 did not have a material impact on our financial statements.

Revenue Recognition. Our revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions", which provide guidance on generally accepted accounting principles for recognizing revenue on software transactions.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The adoption of SAB 101 did not have a material impact on our consolidated financial position and results of operations.

Product Sales: We recognize revenue for packaged software when title and risk of loss transfers to the customer, provided that no significant vendor support obligations remain outstanding and that collection of the resulting receivable is deemed probable by management. Although we generally sell our products on a no-return basis, in certain circumstances we may allow price protection, returns or other allowances on a negofirst interim period beginning after June 15, 2003. We are currently evaluating the provisions of SFAS No. 150 and have not determined the impact, if any, they will have on our financial statements.

Pervasiveness of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to licenses, software development, accrued returns and allowances and the allowance for doubtful accounts.

Reclassifications. Certain reclassifications have been made to the prior years consolidated financial statements to conform to current period consolidated financial statements.

3. BUSINESS COMBINATIONS

ValuSoft. On July 1, 2002, we completed the acquisition of substantially all the assets of ValuSoft, Inc. (now referred to as "ValuSoft"), a publisher and developer of value-priced interactive entertainment and productivity software. The results of ValuSoft's operations have been included in the consolidated financial statements since that date. This acquisition has provided us with a channel for value-priced personal computer products. We paid $9.6 million in cash and issued approximately 167,000 shares of our common stock valued at $4.6 million as the initial purchase price. In addition, former shareholders of ValuSoft, Inc. are entitled to additional consideration of up to $11.0 million if ValuSoft reaches certain pre-tax income targets in the five years following July 1, 2002. The annual payments of the additional consideration, if any, range from $1.0 million to $2.8 million per year and may be paid, at our discretion, in cash or shares of our common stock and will be added to goodwill.

The acquisition has been accounted for using the purchase method under SFAS No. 141. The purchase price includes the cash paid, the fair value of our common stock issued, transaction costs and an adjustment for ValuSoft's accounts receivable and net book value at July 1, 2002. The total amount of goodwill is expected to be deductible for income tax purposes. The allocation of the purchase price is as follows:

(In thousands):	
Estimated Fair Value	
Tangible assets acquired	$ 2,837
Software development acquired	1,491
Licenses acquired	1,109
Liabilities assumed	(2,940)
Goodwill	12,042
Purchase price	$14,539

Rainbow Multimedia Group, Inc. On December 21, 2001, we completed the acquisition of Rainbow Multimedia Group, Inc., an Arizona corporation. The results of Rainbow's operations have been included in the consolidated financial statements since that date. Rainbow designs entertainment content for video game consoles and personal computers. Rainbow's team of artist and engineers helps strengthen our internal development and our ability to create original content.

In the acquisition, each share of Rainbow was converted into 0.05397 of a share of our common stock, or approximately 1,287,000 shares valued at $44.6 million. In addition, outstanding vested Rainbow employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 159,000 shares of our common stock.

The acquisition has been accounted for using the purchase method under SFAS No. 141. The purchase price includes the fair value of our common stock issued, fair value of vested stock options assumed, the transaction costs, and an adjustment for Rainbow's net book value at December 21, 2001. In 2002, an adjustment was made to the initial allocation of the purchase primarily due to deferred tax assets that were not previously recognized. The allocation of the purchase price is as follows:

(In thousands):	
Estimated Fair Value	
Tangible assets acquired	$ 5,841
Intangible assets acquired	3,531
Liabilities assumed	(5,411)
Goodwill	44,972
Purchase price	$48,933

The purchase agreement and a related royalty participation agreement calls for contingent compensation based on the future revenue generated by certain titles being developed by Rainbow prior to the acquisition. The contingent compensation is expensed to software development amortization. The contingent compensation may be paid, at our discretion, in cash or shares of our common stock. For the three months ended March 31, 2003, we issued 15,773 shares of our common stock and recognized $341,000 of stock compensation related to the contingent compensation. For the year ended December 31, 2002, we issued 8,952 shares of our common stock and recognized $267,000 of stock compensation related to the contingent compensation.

Volition, Inc. On August 31, 2000, we completed the acquisition of Volition, Inc., a Delaware corporation ("Volition"). In the acquisition, each share of Volition was converted into 0.16484 of a share of our common stock, or approximately 1,335,000 shares. In addition, outstanding Volition employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 165,000 shares of our common stock.

The acquisition has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as if Volition had always been part of our company.

All transactions between us and Volition have been eliminated in the consolidated financial statements.

4. CREDIT FACILITY

On September 27, 2002, we entered into an Amended and Restated Revolving Credit Agreement ("Credit Facility"). On May 30, 2003, we amended the Credit Facility ("Amended Credit Facility"). Under the terms of the Credit Facility, we were permitted to borrow and maintain obligations under outstanding letters of credit up to an aggregate of $35.0 million. Due to our current level of cash, cash equivalent and short-term investment balances and because we do not anticipate the need for borrowings in the future, we reduced the capacity of our credit facility. Under the Amended Credit Facility we can maintain outstanding letters of credit up to $25.0 million and we removed our ability to borrow. As a result of the May 30, 2003 amendment, we were in compliance with all the covenants under the Amended Credit Facility. At December 31, 2002 we were in violation of the specified minimum net worth covenant of the Credit Facility due to the $25.0 million share repurchase and the calendar fourth quarter operating results. On February 21, 2003 a waiver of this covenant was executed.

The Amended Credit Facility is secured by a lien on substantially all our assets and contains customary financial and non-financial covenants, commencing with the quarter ended March 31, 2003, which require us to maintain specified operating profits and liquidity and limits our ability to incur additional indebtedness, sell assets, pay cash dividends and enter into certain mergers or acquisitions. Amounts outstanding under the Amended Credit Facility bear interest, at our choice, at either (a) the bank's prime rate (4.3% at March 31, 2003) or (b) the London Interbank Offered Rate (1.3% at March 31, 2003) plus 1.60%. As of March 31, 2003, we had outstanding letters of credit of approximately $3.5 million and no borrowings on the Credit Facility.

5. ALLOWANCE FOR PRICE PROTECTION, RETURNS AND DOUBTFUL ACCOUNTS

The allowance for price protection, returns and doubtful accounts at March 31, 2003, December 31, 2002 and 2001 consists of the following:

	Three Months Ended March 31,	Years Ended December 31,		
(In thousands)	2003	2002	2001	2000
Balance at January 1	$(59,919)	$(40,616)	$(31,534)	$(24,171)
Provision for price protection, returns and doubtful accounts	(10,046)	(69,641)	(47,386)	(35,387)
Actual deductions for price protection, returns and doubtful accounts	26,559	50,338	38,304	28,024
Ending balance	$(43,406)	$(59,919)	$(40,616)	$(31,534)

6. GOODWILL

The changes in the carrying amount of goodwill for the three months ended March 31, 2003 and the years ended December 31, 2002 and 2001 are as follows:

	Three Months Ended March 31,	Years Ended December 31,	
(In thousands)	2003	2002	2001
Balance at beginning of period	$58,609	$48,202	$ 1,717
Goodwill acquired during the period	—	12,042	46,688
Adjustments to goodwill during the period	—	(1,716)	—
Amortization during the period	—	—	(208)
Effect of foreign currency exchange rates	—	81	5
Balance at end of period	$58,609	$58,609	$48,202

7. INTANGIBLE ASSETS

Intangible assets include licenses, software development and other intangible assets. Other intangible assets are included in other long-term assets, net, except licenses and software development, which are reported separately in the accompanying balance sheets. Intangible assets are as follows:

		Three Months Ended March 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001	
Intangible Assets (In thousands)	Useful Lives	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets							
Licenses	Varies	$100,065	$ (64,682)	$ 95,299	$ (59,877)	$ 52,435	$(27,332)
Software development	Varies	171,335	(113,871)	152,263	(104,845)	88,707	(49,577)
Trade secrets	5 years	1,800	(450)	1,800	(360)	1,800	—
Non-compete / Employment contracts	6.5 years	706	(136)	706	(109)	706	—
Subtotal, other		2,506	(586)	2,506	(469)	2,506	—
Total amortized intangible assets		273,906	(179,139)	250,068	(165,191)	143,648	(76,909)
Unamortized intangible assets							
Trade name	indefinite	1,025	N/A	1,025	N/A	1,025	N/A
Total		$274,931	$(179,139)	$251,093	$(165,191)	$144,673	$(76,909)

Income Taxes. Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of our assets and liabilities, based on enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Basic and Diluted Earnings Per Share. The following table is a reconciliation of the weighted-average shares used in the computation of basic and diluted earnings per share for the years presented:

	Three Months Ended March 31,		Years Ended December 31,		
	2003	2002 Unaudited	2002	2001	2000
Net income (loss) used to compute basic and diluted earnings per share	$ (7,686)	$ 2,765	$12,994	$36,013	$18,189
Weighted average number of shares outstanding — basic	38,319	39,067	39,203	32,717	30,136
Dilutive effect of stock options and warrants	—	2,658	2,040	2,906	2,216
Number of shares used to compute earnings per share — diluted	38,319	41,725	41,243	35,623	32,352

Stock options to purchase 4,676,000 shares of common stock in the three months ended March 31, 2003 were outstanding but are not included in the computation of diluted earnings per common share because we recorded a net loss for the period. Stock options to purchase 600,000, 677,000, 2,462,000, 724,500 and 2,118,000 shares of common stock in the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000, respectively, were outstanding but not included in the computation of diluted earnings per common share because the option exercise price for these options was greater than the average market price of our shares of common stock.

Recently Issued Accounting Pronouncements. In November 2002, FASB issued Interpretation ("FIN") No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have an impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation -Transition and Disclosure*." This statement amends SFAS No. 123, to provide alternative methods of voluntary transition to change to the fair value based method of accounting for stock-based employee compensation. Additionally, this statement amends disclosure requirements of accounting for stock-based employee compensation and the effect of the method used on reported results. Currently, we do not expect to adopt the fair value based method of accounting for stock-based employee compensation under SFAS No. 123. We have adopted the new disclosure requirements of SFAS No. 148 as included in the Summary of Significant Accounting Policies, Stock-Based Compensation.

In May 2003, the FASB issued SFAS No. 149, "*Derivative Instruments*." This statement amends SFAS No. 133, by requiring that contracts with comparable characteristics be accounted for in a similar fashion. In particular, the Statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an underlying to conform it to language used in FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*; and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We are currently evaluating the provisions of SFAS No. 149 and have not determined the impact, if any, they will have on our financial statements.

In May 2003, the FASB issued SFAS No. 150 "*Accounting for Financial Instruments with the Characteristics of Both Liabilities and Equities*". SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity's other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity's equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer's shares be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for other instruments at the beginning of the

9. INCOME TAXES

Income (loss) before provision (benefit) for income taxes consisted of:

(In thousands)	Three Months Ended March 31, 2003	Years Ended December 31, 2002	2001	2000
United States	$ (5,871)	$16,471	$52,569	$29,540
Foreign	(5,105)	3,284	4,147	1,703
	$(10,976)	$19,755	$56,716	$31,243

The provision (benefit) for income taxes consists of the following:

(In thousands)	Three Months Ended March 31, 2003	Years Ended December 31, 2002	2001	2000
Current				
Federal	$ (139)	$ 6,742	$ 8,000	$ 9,048
State	—	814	434	3,395
Foreign	(1,960)	1,765	1,231	712
	(2,099)	9,321	9,665	13,155
Deferred				
Federal	(1,295)	(1,940)	9,223	209
State	(125)	(194)	1,524	(200)
Foreign	229	(426)	291	(110)
	(1,191)	(2,560)	11,038	(101)
Provision (benefit) for income taxes	$(3,290)	$ 6,761	$20,703	$13,054

A reconciliation of the provision (benefit) for income taxes at the federal statutory rate to the provision (benefit) recorded in the accompanying financial statements is as follows:

(In thousands)	Three Months Ended March 31, 2003	Years Ended December 31, 2002	2001	2000
Federal provision (benefit) at statutory rate	(35.0)%	35.0%	35.0%	35.0%
State taxes (net of Federal benefit)	(1.1)	2.0	2.2	4.1
Preacquisition loss from Volition, Inc.	—	—	—	2.5
Other than temporary impairment in Yuke's Co., Ltd.	5.9			
Rate differences in foreign taxes and other, net	—	(2.8)	(0.7)	0.2
	(30.0)%	34.2%	36.5%	41.8%

Deferred income taxes were:

(In thousands)	March 31, 2003 Federal	State	Foreign
Current			
Deferred income tax assets:			
Allowance for doubtful accounts, discounts and returns	$ 9,756	$ 906	$201
Accrued vacation	1,314	122	—
Accrued bonus	637	59	—
Deferred compensation	730	68	—
State income taxes	133	—	—
Other — net	2,650	246	—
Total deferred income tax assets	15,220	1,401	201
Deferred income tax liabilities:			
Software development costs	(19,089)	(1,772)	—
Other — net	(3,039)	(275)	—
Deferred income taxes	$ (6,908)	$ (646)	$201
Non-Current			
Deferred income tax assets:			
Net operating loss	$ 9,046	$ 748	$ —
Credits	—	109	—
Other — net	2,197	211	—
Valuation reserve	(930)	(86)	—
Net deferred tax assets	10,313	982	—
Deferred income tax liabilities			
Software development costs	(919)	(85)	—
Depreciation and amortization	(417)	—	—
Identifiable intangible assets	(825)	(77)	—
Other — net	(613)	(13)	—
Deferred income taxes	$ 7,539	$ 807	$ —

The valuation reserve increased by $706,000 during the three months ended March 31, 2003.

As of March 31, 2003 we had federal net operating loss carryforwards of approximately $26.0 million (expiring from 2009 to 2023).

At March 31, 2003 we had accumulated foreign earnings of $6.3 million. We do not plan to repatriate these earnings, therefore, no United States income tax has been provided on the foreign earnings. Additionally, we have not tax effected the cumulative translation adjustment as we have no intention of repatriating foreign earnings.

	December 31, 2002			December 31, 2001		
(In thousands)	Federal	State	Foreign	Federal	State	Foreign
Current						
Deferred income tax assets:						
Allowance for doubtful accounts, discounts and returns	$ 12,065	$ 1,120	$430	$ 8,400	$ 779	$ 4
Litigation reserve	3,553	330	—	—	—	—
Package design costs	—	—	—	664	62	—
Deferred compensation	—	—	—	280	26	—
State income taxes	106	—	—	391	—	—
Net operating loss	1,023	3	—	246	—	—
Credits	—	109	—	—	—	—
Other — net	3,126	290	—	558	54	—
Total deferred income tax assets	19,873	1,852	430	10,539	921	4
Deferred income tax liabilities:						
Software development costs	(16,029)	(1,477)	—	(11,924)	(1,107)	—
Other — net	(3,039)	(276)	—	—	—	—
Deferred income taxes	$ 805	$ 99	$430	$ (1,385)	$ (186)	$ 4
Non-Current						
Deferred income tax assets:						
Other — net	$ 1,287	$ 123	$ —	$ 284	$ 26	$—
Valuation reserve	(284)	(26)	—	—	—	—
Net deferred tax assets	1,003	97	—	284	26	—
Deferred income tax liabilities:						
Software development costs	(622)	(69)	—	—	—	—
Depreciation and amortization	(575)	(12)	—	—	—	—
Identifiable intangible assets	(1,276)	(80)	—	(1,030)	—	—
Deferred income taxes	$ (1,470)	$ (64)	$ —	$ (746)	$ 26	$—

The valuation reserve increased by $310,000 during 2002. The valuation reserve was zero for the year ended December 31, 2001.

10. EMPLOYEE PENSION PLAN

We sponsor for our United States employees, a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan provides that employees may defer up to 12% of annual compensation, and that we will make a matching contribution equal to each employee's deferral, up to 4% of eligible compensation. We may also contribute funds to the plan in the form of a discretionary profit-sharing contribution. Expenses under the plan were $389,000, $1.5 million, $1.3 million and $1.1 million in the three months ended March 31, 2003 and each of the years ended December 31, 2002, 2001 and 2000, respectively.

11. STOCK OPTION PLANS

We have three stock option plans (the 1990 Plan, the 1997 Amended Plan and Non-executive Employee Stock Option Plan (the "NEEP Plan")).

The 1990 Plan and the 1997 Amended Plan provide for the issuance of up to 2,193,750 and 10,537,500 shares, respectively, available for employees, consultants and non-employee directors.

As of March 31, 2003, no options under the 1990 Plan and 1,951,020 options under the 1997 Plan were available for grant. Stock options granted under the option plans may be incentive stock options or non-statutory stock options. Options may be granted under the option plans to, in the case of incentive stock options, all employees (including officers) of THQ; or, in the case of non-statutory stock options, all employees (including officers), consultants and non-employee directors of THQ.

On July 20, 2001, our stockholders approved an amendment to the Amended and Restated 1997 Stock Option Plan to increase the number of shares of common stock for which options may be issued. The 1997 Amended Plan now provides for the issuance of up to 10,537,500 shares of common stock for option grants to directors, officers and key employees. The purchase price per share of common stock purchasable upon exercise of each option may not be less than the fair market value of such share of common stock on the date that such option is granted. Generally, options granted under this plan become exercisable over three years and expire within five years from the date of grant.

On June 8, 2000, the Board of Directors approved the THQ Inc. NEEP Plan. The NEEP Plan has primarily the same attributes as the 1990 Plan and the 1997 Plan, but participation is reserved for employees who are not executive officers and under the NEEP Plan only nonqualified options will be granted. The NEEP Plan provides for the issuance of up to 2,142,000 shares, of which no more than 20% is available for awards to our non-executive officers and no more than 15% is available for awards to the non-executive officers or general managers of our subsidiaries or divisions. As of March 31, 2003, 323,772 options were available for grant.

The exercise price per share of all options granted under the plans in the years ended December 31, 2000, 2001, 2002 and the three months ended March 31, 2003 has been the closing market price of the stock on the date of the grant.

Stock Options	Weighted Average Exercise Price	Number of Shares
Balance at January 1, 2000	$10.07	3,863,887
Granted	$10.52	2,278,439
Exercised	$ 6.10	(377,498)
Canceled	$ 9.69	(644,873)
Balance at December 31, 2000	$10.61	5,119,955
Granted	$26.01	3,206,811
Exercised	$ 9.43	(1,628,538)
Canceled	$13.47	(331,016)
Balance at December 31, 2001	$18.42	6,367,212
Granted	$26.54	2,192,639
Exercised	$ 9.58	(545,937)
Canceled	$24.54	(1,042,064)
Balance at December 31, 2002	$20.93	6,971,850
Granted	$12.40	487,500
Exercised	$ 9.83	(143,148)
Canceled	$20.46	(442,410)
Balance at March 31, 2003	$20.58	6,873,792
Options exercisable at December 31, 2000	$ 8.98	1,826,669
Options exercisable at December 31, 2001	$11.51	1,759,140
Options exercisable at December 31, 2002	$16.75	3,164,326
Options exercisable at March 31, 2003	$18.03	3,382,098

Options granted and shares exercised relating to options granted outside of our stock option plans during the years ended December 31, 2000, 2001, 2002 and the three months ended March 31, 2003 are listed below. Share exercise prices for these options equal the market price of our common stock at the date of the grant except for options issued by PCP&L and GA prior to the acquisitions, which were issued at below market value. These options were accounted for under APB Opinion No. 25 and we have recognized stock compensation of $189,000, $169,000, $299,000 and $406,000 for the three months ended March 31, 2003 and each of the years ended December 31, 2002, 2001 and 2000, respectively. Generally, options granted outside of our stock option plans become exercisable over three years and expire within five years from the date of grant.

Stock Options	Weighted Average Exercise Price	Number of Shares
Balance at January 1, 2000	$ 3.35	1,434,862
Exercised	$ 1.30	(317,459)
Canceled	$ 0.46	(45,648)
Balance at December 31, 2000	$ 4.07	1,071,755
Granted	$13.78	159,398
Exercised	$ 3.17	(436,737)
Canceled	$ 0.57	(932)
Balance at December 31, 2001	$ 6.53	793,484
Granted	$ —	—
Exercised	$ 6.95	(386,297)
Canceled	$11.00	(8,554)
Balance at December 31, 2002	$ 6.05	398,633
Granted	$ —	—
Exercised	$ 0.57	(1,263)
Canceled	$ 0.62	(166)
Balance at March 31, 2003	$ 6.07	397,204
Options exercisable at December 31, 2000	$ 4.48	965,028
Options exercisable at December 31, 2001	$ 6.83	755,777
Options exercisable at December 31, 2002	$ 6.06	397,492
Options exercisable at March 31, 2003	$ 6.07	397,204

The following table summarizes information about stock options outstanding at March 31, 2003:

Range of Exercise Price	Number Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.25 – $10.25	1,457,876	2	$ 6.89
$10.42 – $17.15	1,455,319	3	$13.33
$17.19 – $22.08	1,456,186	3	$19.24
$22.30 – $30.04	2,211,737	4	$28.18
$30.93 – $39.11	689,878	4	$34.85
	7,270,996	3	$19.78

Range of Exercise Price	Shares Exercisable at March 31, 2003	Weighted Average Exercise Price
$ 0.25 – $10.25	1,201,097	$ 6.51
$10.42 – $17.15	690,484	$13.43
$17.19 – $22.08	851,543	$17.97
$22.30 – $30.04	769,444	$28.23
$30.93 – $39.11	266,734	$34.78
	3,779,302	$16.77

The estimated fair value of the options granted in the three months ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000 was $3.4 million, $31.3 million, $47.0 million and $12.7 million, respectively. We apply APB Opinion No. 25 and related Interpretations in accounting for stock option plans. Accordingly, no compensation cost for our stock option plans has been recognized in the three months ended March 31, 2003 and each of the years ended December 31, 2002, 2001 or 2000, except for options issued by PCP&L and GA prior to the acquisitions, which were issued at below market value.

12. CAPITAL STOCK TRANSACTIONS

On November 21, 2002, we announced that our Board of Directors authorized the repurchase of up to $25.0 million of our common stock from time to time on the open market or in private transactions. As of March 31, 2003, we repurchased approximately 568,000 shares of our common stock for $7.8 million. On September 10, 2002, we announced that our Board of Directors authorized the repurchase of up to $25.0 million of our common stock from time to time on the open market or in private transactions. As of December 31, 2002, we repurchased approximately 1,672,000 shares of our common stock for $25.0 million.

On July 1, 2002 we issued approximately 167,000 shares of common stock as part of the purchase price of ValuSoft (See Note 3).

In connection with obtaining the Nickelodeon master license, in February 2002, we issued to MTV Networks, a division of Viacom International Inc., warrants to purchase 75,000 shares of common stock at $29.13 per share having a fair value of $1.2 million at the time of issuance. The fair value of the warrants is included in licenses in the accompanying balance sheet. The warrants expire December 31, 2005.

On December 21, 2001, we issued approximately 1,287,000 shares of common stock as part of the purchase price of Rainbow (See Note 3).

On November 13, 2001, we issued 4,125,000 shares of our common stock in a secondary public offering. As part of the offering, on December 12, 2001, the underwriters exercised their right to purchase an additional 471,222 shares. The net proceeds from these issuances were $154.6 million.

On July 20, 2001, our shareholders approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of our common stock from 35,000,000 to 75,000,000. On July 24, 2001, we amended our Certificate of Incorporation to reflect this increase in authorized shares.

In connection with obtaining the World Wrestling Entertainment license (See Note 13), in August 1999, we issued to World Wrestling Entertainment and a related party to World Wrestling Entertainment, warrants to purchase 421,875 shares of common stock at $6.95 per share having a fair value of $3.1 million at the time of issuance. The warrants expire December 31, 2009. On June 8, 2001, World Wrestling Federation Entertainment exchanged all of its warrants for 302,490 shares of common stock in a non-cash transaction. On July 23, 2001, Stanley Shenker Associates, Inc. (a related party to World Wrestling Federation Entertainment) exchanged all of its warrants for 37,923 shares of common stock in a non-cash transaction. The issuance of shares of our common stock upon the exchange of warrants to both World Wrestling Federation Entertainment and Stanley Shenker was made pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended.

On August 31, 2000, we issued 1,335,165 shares of common stock as part of the purchase price for Volition. (See Note 3)

Other than World Wrestling Federation Entertainment and Stanley Shenker warrants that were exchanged for common stock mentioned above, there were no additional warrants exercised in 2001 and no warrants exercised in 2002. During the year ended December 31, 2000, the number of warrants to purchase our common stock exercised were 150,000. We received proceeds from the exercise of such warrants totaling $1.6 million in the year ended December 31, 2000.

13. AGREEMENT WITH JAKKS PACIFIC, INC.

In June 1999 we entered into an agreement with JAKKS Pacific, Inc. ("JAKKS"), that governs our relationship with respect to the World Wrestling Entertainment license we jointly obtained from World Wrestling Entertainment, Inc. (the "WWE"). This agreement was amended in January 2002. Our relationship with JAKKS was established to develop, manufacture, distribute, market and sell video games, as well as sublicense products pursuant to the license from the WWE. The principal terms of this operating agreement are as follows:

We are responsible for funding all operations of the venture, including all payments owed to the WWE.

For the period commencing November 16, 1999 and ending June 30, 2006, JAKKS is entitled to receive a preferred payment equal to the greater of a fixed guarantee, payable quarterly, or specified percentages of the net sales from the WWE-licensed games (as defined) in amounts that vary based on the platform. The payment of these amounts is guaranteed by us. We are entitled to the profits and cash distributions remaining after the payment of these amounts.

For periods after June 30, 2006, the amount of the preferred payment will be subject to renegotiation between the parties. An arbitration procedure is specified in the event the parties do not reach agreement.

We are responsible for the day-to-day operations of the venture. We are responsible for development, sales and distribution of the WWE-licensed games, and JAKKS is responsible for the approval process and other relationship matters with the WWE.

For financial reporting purposes, we are deemed to control the venture; therefore, all venture operating results are consolidated with our results.

In November 2001, through the venture, we entered into a letter of intent to expand the WWE license to include exclusive rights to other wrestling content produced by the WWE. In exchange for these rights we have agreed to increase the minimum guarantee payable to the WWE through December 31, 2009.

14. STOCKHOLDERS RIGHTS PLAN

On August 15, 2001, the Board of Directors (the Board) approved an amended and restated Stockholders Rights Plan (the Plan). Each share of common stock has one preferred stock purchase right ("Right") associated with it. Pursuant to the Plan, each Right entitles the holder to buy one one-thousandth (1/1000) of a share of a new series of preferred stock at an exercise price of $10, subject to adjustment. The Rights become exercisable 10 days after any person or group acquires, or 10 business days after any person or group has announced its intention to commence a tender offer for, 15% or more of the outstanding common stock.

In the event that any person or group acquires 15% or more of our outstanding common stock, each holder of a Right (other than such person or group) will be entitled to purchase, at the exercise price, the number of shares of common stock having a current market value equal to two times the exercise price of the Right.

If we are acquired in a merger or other business combination, each holder of a Right will be entitled to purchase, at the exercise price, a number of shares of common stock of the acquirer having a current market value equal to two times the exercise price of the Right.

We may redeem the Rights at a redemption price of $.001 per right at any time until 10 days after the acquisition of 15% of our common stock. At any time after a person or group has acquired 15% or more but less than 50% of our common stock, we may exchange all or part of the Rights for shares of common stock at an exchange ratio of one share of common stock for each Right or 1/1000 of such new series of preferred stock per Right, subject to adjustment. The rights expire on June 21, 2010.

15. COMMITMENTS AND CONTINGENCIES

Advertising. We have certain minimum advertising commitments under most of our major license agreements. These minimum commitments generally range from 2% to 12% of net sales related to the respective license. We estimate that our minimum commitment for advertising in fiscal 2004 will be $25.6 million. We also have a commitment for $2.4 million under a sponsorship agreement contingent upon certain events, the occurrence of which will require us to make payments over the next three years.

Leases. We are committed under operating leases with lease termination dates to 2014. Certain leases contain rent escalations. Minimum future rentals pursuant to these leases as of March 31, 2003 are as follows:

(In thousands)	Facilities	Equipment
2004	$ 2,752	$ 455
2005	3,298	399
2006	2,950	273
2007	1,370	175
2008	1,234	65
Thereafter	4,982	—
	$16,586	$1,367

Rent expense was $1.1 million, $3.4 million, $2.7 million, and $2.2 million for the three months ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively.

On February 27, 2003, we entered into a lease agreement with an entity partially owned by the head of one of our development studios. The lease is for approximately 29,000 square feet of office space to be occupied by the development studio in Champaign, Illinois. The property is currently under development and should be ready for occupancy in April 2004.

Warrants. We are committed under various license and software development agreements to issue warrants to purchase a total of approximately 430,000 shares of common stock. At this time, the warrant terms related to these various agreements are being negotiated. We will record the fair market value of these warrants when the terms are finalized. The fair market value will be included in license or software development in the accompanying balance sheet and will be amortized to license amortization and royalties or software development amortization over estimated sales for games not released and a portion may be recognized immediately for games that have been previously released.

Legal Proceedings. We and certain of our officers and directors are defendants in a class action lawsuit filed in the United States District Court for the Central District of California entitled *In re THQ Inc.* Securities Litigation, Master File No. CV-00-1783-AHM. On December 20, 2000, the court dismissed this action with prejudice as to all of the defendants. On April 23, 2001, the United States District Court for the Central District of California modified its December 20, 2000 order and permitted plaintiffs to file a third amended complaint on that date. Defendants filed an answer denying all of the material allegations of the third amended complaint and asserting legal and factual defenses. The third amended complaint alleges that defendants violated Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, including allegations that defendants manipulated our stock price; distributed false and misleading information concerning revenue recognition, forecasts and earnings estimates; selectively disclosed material information; and engaged in insider trading. The complaint seeks an unspecified amount in damages. As of December 31, 2002, we entered into a settlement agreement with the plaintiffs. While we continue to deny plaintiffs' allegations, we agreed to pay $10.2 million under the terms of the settlement agreement to resolve all claims by plaintiffs against all defendants. The District Court granted preliminary approval of the settlement on March 17, 2003, and a hearing to consider final approval is currently scheduled for June 30, 2003. Our directors' and officers' insurance coverage provides for $10.0 million towards the settlement agreement and related legal fees.

However, a dispute has arisen between us and our directors' and officers' insurance carrier. The insurance carrier asserts that it is only obligated to contribute $5.0 million in coverage towards the securities litigation settlement. Pursuant to the terms of our insurance policy, the matter has been submitted to arbitration under the rules of the American Arbitration Association. Although we expect to prevail, at this early stage we cannot predict the likely outcome of this dispute.

As a result of a court order in an action filed in the United Kingdom by the World Wide Fund for Nature (the "Fund") against World Wrestling Entertainment, Inc. ("WWE") the use of the initials "WWF" was prohibited directly or indirectly by the WWE after November 10, 2002. On November 10, 2002, upon instruction from the WWE, we ceased sales of certain of our interactive entertainment software games containing the "WWF" brand. These games contain artwork files with the initials WWF and/or the WWF logo that cannot practicably be removed from the games. Contemporaneously, in November 2002, we (through our joint venture THQ/JAKKS Pacific LLC ("THQ/JAKKS")) filed an application for relief from the court order. That application was denied by the trial court and an appeal was filed and heard on February 24 and 25, 2003. The appeals court rendered its opinion on March 27, 2003, ruling that our continued marketing of these video games, with the "WWF" initials and brand removed except to the extent embedded in the games, is neither a breach of the court order against WWE nor a contempt of court. Following this ruling, we recommenced sales of the affected product. In addition, since October 2002 we have been incorporating the "WWE" brand in place of the "WWF" brand in all of the new wrestling games that we publish, including the recently published *WWE Road to WrestleMania X8* for Game Boy Advance and *WWE SmackDown! Shut Your Mouth* for PlayStation 2.

We received a demand from Motorola for indemnification under our license to it of certain wireless games distributed in France. The demand arises out of litigation commenced in France against Motorola and their distribution partners for trademark infringement and unfair competition, which seeks $10.0 million in damages plus an unspecified amount and an accounting. We in turn have made a claim for indemnification against the developer of the games. Although we expect to prevail, at this early stage we cannot predict the likely outcome of the demand for indemnification.

We are involved in other routine litigation arising in the ordinary course of our business. In the opinion of our management, none of the other pending litigation will have a material adverse effect on our consolidated financial condition or results of operations.

16. SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one reportable segment in which we are a developer, publisher and distributor of interactive entertainment software for the leading hardware platforms in the home video game market. The following information sets forth geographic information on our sales and long-lived assets for the three months ended March 31, 2003 and each of the years ended December 31, 2000, 2001 and 2002:

(In thousands of dollars)	United States	United Kingdom	Germany	France	Australia	Consolidated
Year ended December 31, 2000:						
Sales to unaffiliated Customers	$270,116	$44,638	$20,442	$ 7,979	$ 3,828	$347,003
Long-lived assets at December 31, 2000	$ 16,792	$ 1,957	$ 1,971	$ 320	$ 235	$ 21,275
Year ended December 31, 2001:						
Sales to unaffiliated Customers	$262,676	$60,240	$25,517	$18,185	$12,374	$378,992
Long-lived assets at December 31, 2001	$ 80,289	$ 3,541	$ 2,370	$ 267	$ 196	$ 86,663
Year ended December 31, 2002:						
Sales to unaffiliated Customers	$358,124	$67,218	$26,051	$14,556	$14,580	$480,529
Long-lived assets at December 31, 2002	$101,104	$ 759	$ 2,721	$ 356	$ 244	$105,184
Three Months ended March 31, 2003:						
Sales to unaffiliated Customers	$ 56,649	$ 4,361	$ 2,802	$ 1,259	$ 1,729	$ 66,800
Long-lived assets at March 31, 2003	$109,779	$ 2,323	$ 1,236	$ 392	$ 307	$114,037

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Twelve Months Ended March 31, 2003

	Quarters Ended				
(Amounts in thousands, except per share data)	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	Pro Forma Total
Revenues	$85,762	$97,335	$217,750	$ 66,800	$467,647
Expenses	80,893	89,895	214,728	77,776	463,292
Income before income taxes	4,869	7,440	3,022	(10,976)	4,355
Income taxes	2,578	2,636	(112)	(3,290)	1,812
Net income	$ 2,291	$ 4,804	$ 3,134	$ (7,686)	$ 2,543
Net income per share					
Basic	$ 0.06	$ 0.12	$ 0.08	$ (0.20)	$ 0.07
Diluted	$ 0.05	$ 0.12	$ 0.08	$ (0.20)	$ 0.06

Twelve Months Ended March 31, 2002

(Amounts in thousands, except per share data)	Quarters Ended June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	Pro Forma Total
Revenues	$55,236	$68,045	$196,383	$79,682	$399,346
Expenses	49,696	62,930	151,664	75,258	339,548
Income before income taxes	5,540	5,115	44,719	4,424	59,798
Income taxes	2,086	1,901	16,234	1,659	21,880
Net income	$ 3,454	$ 3,214	$ 28,485	$ 2,765	$ 37,918
Net income per share					
Basic	$ 0.11	$ 0.10	$ 0.81	$ 0.07	$ 1.09
Diluted	$ 0.10	$ 0.09	$ 0.75	$ 0.07	$ 1.01

Twelve Months Ended March 31, 2001

(Amounts in thousands, except per share data)	Quarters Ended June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2000	Pro Forma Total
Revenues	$32,401	$53,293	$190,931	$59,328	$335,953
Expenses	45,397	50,468	157,330	57,968	311,181
Income before income taxes	(12,996)	2,825	33,601	1,342	24,772
Income taxes	(5,227)	1,510	13,644	482	10,409
Net income	$ (7,769)	$ 1,315	$ 19,957	$ 860	$ 14,363
Net income per share					
Basic	$ (0.27)	$ 0.04	$ 0.66	$ 0.03	$ 0.48
Diluted	$ (0.27)	$ 0.04	$ 0.61	$ 0.03	$ 0.45

Due to rounding some of the figures above may differ slightly from the 10-Q's previously filed.

For the quarter ended December 31, 2002, net income includes a charge of $7.9 million, net of tax for the cancellation of 20 SKUs as well as a charge of $4.6 million, net of tax related to the settlement of a class action lawsuit and a charge of $1.1 million, net of tax related to the write-off of inventory and software development for "WWF"-branded games that we have been prevented from shipping pursuant to an action by the World Wide Fund for Nature against World Wrestling Entertainment, Inc.

For the quarter ended March 31, 2003, net income includes a charge of $1.8 million due to the other than temporary impairment of our investment in Yuke's Co., Ltd.

TRADEMARK & COPYRIGHT INFORMATION

SENIOR MANAGEMENT

Brian J. Farrell
President and Chief Executive Officer
Chairman of the Board of Directors

Jack D. Sorensen
Executive Vice President - Worldwide Studios

Peter H. Dille
Senior Vice President - Worldwide Marketing

Bill W. Goodmen
Senior Vice President - Human Resources

Fred A. Gysi
Senior Vice President - Finance
Chief Financial Officer and Secretary

James M. Kennedy
Senior Vice President - Business and Legal Affairs

Tiffany E. Ternan
Senior Vice President - US Sales and Distribution

Tim F. Walsh
Senior Vice President - International Publishing and Wireless

DIRECTORS:

Brian J. Farrell
President and Chief Executive Officer
Chairman of the Board of Directors
THQ Inc.

L. Gregory Ballard
Chief Executive Officer
Virgin Pulse, a division of The Virgin Group
a designer and distributor of consumer electronics products

Lawrence Burstein
President
Unity Venture Capital Associates Ltd.
a private investment company

Henry T. DeNero
Independent Management Consultant
Advisor - Venture Capital Firms

Brian Dougherty
Private Investor

James L. Whims
Managing Director of TechFund Capital I L.P.,
TechFund Capital II, L.P., and
TechFund Capital Europe
venture capital firms

CORPORATE OFFICE

THQ Inc.
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
Tel: 818-871-5000
Fax: 818-871-7400
Web: www.thq.com

CORPORATE COUNSEL

Sidley Austin Brown & Wood LLP
Los Angeles, California

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Los Angeles, California

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602

COMMON STOCK

NASDAQ National Market
Symbol: THQI

FORM 10-KT

A copy of the Company's
annual report on Form 10-KT
for the fiscal year ended March 31, 2003
is available on THQ's website: www.thq.com.
The report will also be furnished upon request directed to:

Julie MacMedan
Director of Investor Relations
THQ Inc.
Tel: 818-871-5095
Email: investor@thq.com

ANNUAL MEETING

The Annual Meeting of Stockholders
will be held on August 12, 2003 at 9:00a.m. at
The Westlake Village Inn
Library Salons
31943 Agoura Road
Westlake Village, CA 91361

THQ Inc.
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
www.thq.com